Exhibit 2.1

Execution Version

Dated December 21, 2016

HNR Energia B.V.

Harvest Natural Resources, Inc.

and

BW Energy Gabon Pte. Ltd

SALE AND PURCHASE AGREEMENT

relating to 100% of the issued share capital of

Harvest Dussafu B.V.

THIS AGREEMENT is made this 21st day of December 2016 (“Execution Date”).

BETWEEN:

1.	HNR Energia B.V., a limited liability company under the laws of Curaçao, having its official seat in Curaçao, and its registered office address at Kaya W.F.G. (Jombi) Mensing 14, 2nd Floor, Curaçao, registered with the trade register of Curaçao (Curaçao Commercial Register) under number 105348, and registered with the Dutch trade register (handelsregister van de kamer van koophandel) under number 34311729 (hereinafter referred to as the “Seller”);

2.	Harvest Natural Resources, Inc., a company incorporated and organized under the laws of Delaware, United States of America, whose registered office address is 1177 Enclave Parkway, Suite 300, Houston, Texas, United States of America (hereinafter referred to as the “Parent”); and

3.	BW Energy Gabon Pte. Ltd, a company incorporated and organized under the laws of Singapore whose registered office address is 30 Pasir Panjang Road, Mapletree Business City, #14-31/32, Singapore 117440, Republic of Singapore (hereinafter referred to as the “Purchaser”).

WHEREAS

(A)	Harvest Dussafu B.V. is a private limited liability company (besloten venootschap met beperkte aansprakelijkheid) under Dutch law, having its registered office address at Prins Bernhardplein 200, 1097JB Amsterdam, the Netherlands, registered with the Dutch trade register of the Chamber of Commerce under number 34285161 (“Company”). Further details of the Company are given in Schedule 1;

(B)	The Seller is the sole legal and beneficial owner of one hundred per cent (100%) of the issued share capital of the Company (“Shares”);

(C)	The Seller wishes to sell and transfer the Shares to the Purchaser and the Purchaser wishes to purchase and accept transfer of the Shares from the Seller on the terms and subject to the conditions of this Agreement; and

(D)	BW Offshore Singapore Pte Ltd (“Guarantor”) has agreed to execute and deliver to the Seller on behalf of the Purchaser the guarantee (“Guarantee”) set forth in Annex A.

IT IS HEREBY AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement (including the recitals and Schedules), the following terms shall, except where the context otherwise requires, have the following respective meanings:

“Acquisition Proposal” means any offer or proposal concerning (a) a merger, consolidation or other business combination transaction involving the Parent, the Seller or the Company, or (b) a sale, lease or other disposition by merger, consolidation, business combination, share sale, issue or exchange, asset sale, joint venture or otherwise, including any combination of the foregoing, which has the effect of (or would, if implemented, have the effect of) transferring or disposing of the Parent’s or the Seller’s interest in the Company (in each case, other than in accordance with this Agreement);

“Affiliate” means, with respect to any Party, any other Party controlling, controlled by or under common control with such first Party. For purposes of this definition and this Agreement, the term “control” (and correlative terms) means (a) the ownership of more than 50% of the equity interest in a Party, or (b) the power, whether by contract, equity ownership or otherwise, to direct or cause the direction of the policies or management of a Party;

“Additional Work” has the meaning given in clause 4.2(c);

“Agreed Interest Rate” means LIBOR plus three percent (3%) per annum, compounded monthly. The rate used throughout each calendar month shall be established using the posting applicable to the first business day in each calendar month. The rate shall be reset on the first business day (in London) of each succeeding calendar month and shall be applied on the basis of the actual number of days elapsed in a three hundred and sixty (360) day year;

“Agreement” means this sale and purchase agreement (including its Schedules);

“Applicable Law” means laws, regulations, statutes, codes, rules, orders, permits, policies, licenses, certifications, decrees, directives, requirements, standards or interpretations imposed by any Governmental Entity from time to time that apply to any one or more of the Transaction Documents or Interest Documents, the Company, the Block, any Party or the business, assets or operations of the Company;

“Approved Budget & Schedule” means the budget, work program and development plan, and associated timing schedule, for development and operations under the PSC, in the form agreed between the Seller and the Purchaser, dated and delivered to the Purchaser immediately prior to the signing of this Agreement;

“Articles of Association” means the Company’s Articles of Association as included in the deed of incorporation of the Company executed on October 16, 2007;

“Balancing Amount” means the Final Adjustment less the Preliminary Adjustment;

“Base Purchase Price” means Thirty Two Million U.S. Dollars (US$32,000,000);

“Base Purchase Price Closing Portion” means an amount equal to the Base Purchase Price less the Retention Escrow Amount;

“Block” means the offshore block named Dussafu Marin no. G4-209, located offshore, Gabon, as further detailed in the PSC;

“Business Day” means a day, other than a Saturday or Sunday, on which banks are generally open for business in Houston, Texas USA and the Republic of Singapore;

“Change of Parent Board Recommendation” shall bear the meaning ascribed to it in clause 4.11(a);

“Claim” means any claim, demand, action, suit, proceeding or cause of action of any kind, whether arising by Applicable Law, contract, tort, in relation to a settlement or in any other manner, in each case, including if made or threatened;

“Commitment” means any form of undertaking, indemnity, credit support, security or guarantee or any other obligation or condition whatsoever;

“Company” has the meaning given in Recital (A);

“Company’s Insurance” means the policies of insurance maintained in respect of the Company and/or of the Interests at the Execution Date as referred to in Schedule 4;

“Completion” means the fulfilment by the Parties of their respective obligations pursuant to clause 5.4 and the transfer of the Shares by means of the execution of the Deed of Transfer in front of the Notary;

“Completion Amount” means the amount to be paid on Completion pursuant to clause 5.6, and equal to:

(A)	the Base Purchase Price Closing Portion; plus/minus

(B)	the Preliminary Adjustment;

“Completion Date” means the date upon which Completion hereunder takes place;

“Conditions” means the conditions set out in Schedule 5, and “Condition” means any of them;

“Consequential Loss” means:

(a)	loss of revenue, use, production or profits, or any inability to produce petroleum; or

(b)	losses associated with business interruption; or

(c)	any increase in operating or other costs; or

(d)	loss of bargain, contract, expectation or opportunity (in each case, other than in respect of this Agreement); or

(e)	damage to any reservoir, geological formation or underground strata or the loss of hydrocarbons from any of them; or

(f)	all indirect or consequential losses or damages howsoever arising,

provided however that a reduction in the value of the Shares as a result of breach of warranty shall be deemed not to be a Consequential Loss;

“Consideration” has the meaning given in clause 3.1;

“Contractor” has the meaning given in the PSC;

“Data” means all accounts, books and data received and remaining in the possession of Company, Seller and its Affiliates relating to the Interests and forming part of the property jointly owned by the Seller and the other parties to the JOA including contracts, correspondence, information, data and reports (including petroleum engineering, reservoir engineering, drilling, geological, geophysical and all other kinds of technical data and reports, samples, well logs and analyses in whatever form the same are maintained), and all data relating to the Interests that has been developed and interpreted at the cost and expense of the Seller or its Affiliates, but excluding any data which is not in the possession or control of the Company or cannot be provided to the Purchaser because the transfer is prohibited by the agreement under which it was acquired;

“Deed of Transfer” means a notarial instrument for the transfer of the Shares, substantially in the form attached hereto as Schedule 6;

“Disclosure Letter” means the disclosure letter of the same date as this Agreement from the Seller to the Purchaser, in the form agreed between them, dated and delivered to the Purchaser immediately prior to the signing of this Agreement;

“Dutch GAAP” means generally accepted accounting principles applied in the Netherlands;

“EEA” means the exclusive exploitation authorisation named “Ruche no. G5-127” relating to the PSC and granted by Ministerial Order no. 019/MPH/SG/DGH/DAEJF dated July 17, 2014, as amended, novated or supplemented from time to time;

“Effective Date” means October 1, 2016;

“Encumbrance” means any mortgage charge, pledge, debenture, lien, option or other security interest or third party right including any overriding royalty, net profit interest or similar agreement or arrangement and “Encumber” shall be construed accordingly;

“Environment” means all or any of the following, alone or in combination, the air (including the air within buildings and the air within any other natural or manmade structures above or below ground or above or below water), water (including seawater inside or outside any territorial limits, freshwater and water under or within land or in pipes or sewerage systems), soil and land (including the seabed and land under water) and any ecological systems and living organisms supported by those media including man;

“Environmental Liabilities” means all claims, costs (including legal costs), charges, expenses, liabilities and obligations incurred in respect of the Interests in connection with actual or potential harm to the air, water, land strata, surface or sub-surface soil, or any living organisms or systems (except for man) including but not limited to in relation to cleaning up, removing debris from and for reinstating any area of land, foreshore or seabed, wherever situated, whether such claims, costs, charges, expenses, liabilities and/or obligations are incurred pursuant to any statutory, common law or other obligation;

“Escrow Account” means the deposit account to be opened in the name of “BW Energy Gabon Escrow #116867” with the Escrow Agent and operated in accordance with the Escrow Agreement;

“Escrow Agent” means Citibank, N.A. (New York branch);

“Escrow Agreement” means the agreement entered into on before the date of this Agreement by the Purchaser, the Seller and the Escrow Agent in relation to the Escrow Account and the Retention Escrow Account, attached as Annex B;

“Escrow Payment” means two million five hundred thousand U.S. Dollars (US$2,500,000);

“Escrow Payment Interest” means all interest earned on the Escrow Payment and credited to the Escrow Account;

“Exchange Act” means the Securities Exchange Act of 1934;

“Execution Date” has the meaning given in the Preamble;

“Final Adjustment” means the amount as calculated in Schedule 9;

“Fundamental Warranties” means the warranties set forth in paragraphs 1(a) through (e), 1(g) through (i), 2(a), 2(b), 2(d), 2(g) and 2(h), 7(b) and 11(a) and (b) of Part 1 of Schedule 2, and the warranties set forth in Part 2 of Schedule 2;

“Governmental Entity” means any government, including the Government of Gabon, and all departments, political subdivisions, instrumentalities, agencies, corporations or commissions under the direct or indirect control thereof or owned thereby and shall include any court, legislature, council or other state government or national, regional, municipal or local authorities;

“Group” means, with respect to a Party, that Party and its Affiliates;

“Guarantee” has the meaning given in Recital (D);

“Guarantor” has the meaning given in Recital (D);

“Interests” means:

(a)	the undivided legal and beneficial right, title and interest of the Company in 66.67% of the rights and obligations of the Contractor under and derived from the PSC; and

(b)	a corresponding interest in the interests referred to in (a) above in and under all of the Interests Documents, including a corresponding interest in all Property and Data;

“Interests Documents” means the PSC, the JOA, the EEA and any other agreements creating rights or obligations with respect to the Interests, all as further identified in Schedule 7 hereto;

“Interests Information” has the meaning given in clause 4.3;

“Interim Period” means (a) the period between the Effective Date and the Completion Date; or (b) in the event that Completion does not occur, the period between the Effective Date and the date of termination of this Agreement;

“Interim Period Petroleum Costs” means any costs and expenses incurred during the Interim Period in connection with the “Petroleum Operations” under the PSC (including in relation to any long lead items), and shall include charges for time spent by employees of the Seller’s Group performing services to the Company to the extent includable as “Petroleum Costs” under the PSC, in each case pursuant to the Approved Budget & Schedule;

“Intra-Group Payable” means any sum paid by the Seller or any member of the Seller’s Group to the Company and which are repayable by the Company;

“Intra-Group Receivable” means any sum paid by the Company to the Seller or any member of the Seller’s Group and which are repayable to the Company;

“JOA” means the joint operating agreement relating to the PSC, dated 10 July 2003, as amended, novated or supplemented from time to time;

“JOA Partner Receivable” means the Company receivable in the amount of US$209,098 due from Pan-Petroleum Gabon B.V., a subsidiary of Panoro Energy ASA;

“LIBOR” means on or from any day the British Bankers’ Association Interest Settlement Rate for U.S. Dollars displayed on the appropriate page of the Reuters screen (or on any successor or substitute for such service providing rates quotations comparable to those currently provided on such page of such service) for the purposes of providing quotations of interest rates applicable to U.S. Dollar deposits in the London interbank market at or about 11 am (London time) on the applicable day (or for the most recently preceding Business Day when such day is not a Business Day) in respect of which interest (or an amount equivalent to interest) is to be calculated on the sum in question;

“Longstop Date” means the date falling ninety (90) days from the Execution Date;

“Losses” means all losses, liabilities, costs (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, Claims, obligations, fines, penalties, damages and demands;

“Management Accounts” means with respect to the Company, the unaudited management accounts relating to the Company for the nine-month period ending on the Management Accounts Date;

“Management Accounts Date” means September 30, 2016;

“Non-Agreed Work” has the meaning given in clause 4.2(c);

“Non-Budgeted Contract” has the meaning given in clause 4.2(a);

“Non-Budgeted Expenditures” has the meaning given in clause 4.2(a);

“Notary” means Mr. P.G. van Druten or another civil law notary (notaris) (or such notary’s substitute) of Loyens & Loeff N.V. Amsterdam office, the Netherlands;

“Notary Account” means the notarial third part bank account (kwaliteitsrekening): “40070979 / Funds Project Dussafu”; IBAN Code: NL31ABNA0557297206; Swift Code: ABNANL2A at ABN AMRO Bank N.V.;

“Notary Letter” means a customary notary letter confirming the flow of funds at Completion, which letter shall be agreed between the Seller and the Purchaser prior to the Completion Date;

“OFAC Receivable” means cash funds in the amount of seven hundred thirty three thousand five hundred eighty four U.S. Dollars and forty four cents (US$733,584.44), which is the Company’s share of certain funds held at JP Morgan Chase National Bank in the name of the Company, which the bank will release to the Company when and as permitted by the United States Office of Foreign Asset Control.

“Operator” means in respect of operations conducted with respect to the PSC on behalf of all of the beneficial owners of an interest therein, the person appointed as operator and acting in such capacity for the time being pursuant to the JOA;

“Parent” has the meaning given in the Preamble;

“Parent Board” means the Board of Directors of the Parent;

“Parent Board Recommendation” has the meaning given in clause 4.10(b);

“Parent Shareholder Approval” means the approval by the shareholders of the Parent of the transactions contemplated by this Agreement;

“Parent Shareholder Meeting” means a duly convened meeting of the Parent’s shareholders called to obtain the Parent Shareholder Approval, or any valid adjournment or postponement thereof;

“Parent Termination Fee” means the amount equal to one million one hundred and twenty thousand U.S. Dollars (US$1,120,000) (being 3.5% of the Base Purchase Price);

“Parent Undertaking” means the Parent’s liability under the required undertaking in Article 47.2 of the PSC;

“Parent’s Warranties” has the meaning given to it in clause 6.2;

“Party” means the Purchaser, the Parent or the Seller;

“Person” means an individual (or group of individuals), partnership, corporation (wherever incorporated), limited liability company, joint venture, trust, estate or an unincorporated organization or association, Governmental Entity, other authority or other legal entity (in each case whether or not having separate legal personality) or any other legal or similar entity;

“Preliminary Adjustment” means the amount as calculated in Schedule 8;

“Property” means all equipment, material or property as held under the Interests Documents;

“Proxy Statement” means a proxy statement relating to the approval of the transactions contemplated by this Agreement by Parent’s shareholders;

“PSC” means the exploration and production sharing contract dated 28 May 2003, among the Ministry of Mines, Energy, Petroleum and Hydraulic Resources, a body owned by the Government of Gabon, and the other parties thereto in respect of the Block;

“PSC Area” means the area covered by the PSC;

“Purchaser” has the meaning given in the Preamble;

“Purchaser Group” means the Purchaser, the Guarantor and their Affiliates;

“Purchaser’s Warranties” has the meaning given in clause 6.3;

“Responsible Seller Personnel” means any directors, officers, or employees of the Seller Group with responsibility over the Company and/or the Interests;

“Retention Escrow Amount” means the amount of two million five hundred thousand U.S. Dollars (US$2,500,000), being approximately 7.8% of the Base Purchase Price, to be subject to, retained and/or released (as applicable) in accordance with Schedule 10 and the Escrow Agreement;

“SEC” means the U.S. Securities and Exchange Commission.

“Seller” has the meaning given in the Preamble.

“Seller’s Group” means the Seller and its Affiliates;

“Seller’s Warranties” has the meaning given in clause 6.1;

“Shares” has the meaning given in Recital (B);

“Subsidiary” of the Parent means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent (either alone or through or together with any other Subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the equity interests representing the right to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated by the SEC;

“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party which the Parent Board determines in good faith (after consultation with its financial advisors and outside counsel) to be more favourable to the Parent than the transactions contemplated by this Agreement after taking into account, among other things: (i) the financial considerations and financial aspects of the Acquisition Proposal, (ii) legal and regulatory considerations of such Acquisition Proposal, (iii) the identity of the third party making such Acquisition Proposal, (iv) the conditions and likelihood of completion of such Acquisition Proposal as compared to the transactions contemplated by this Agreement (taking into account any necessary governmental approvals and/or financing contingencies of such Acquisition Proposal), (v) whether such Acquisition Proposal is or is reasonably likely to impose material obligations on the Parent (or the post-closing entity in which the Parent’s shareholders will hold securities) in connection with obtaining necessary governmental approvals, and (vi) whether such Acquisition Proposal is subject to a financing condition and the likelihood of such Acquisition Proposal being financed and consummated in accordance with its terms;

“Taxation” means all forms of taxation whether direct or indirect and whether constituting a primary or a secondary obligation including without limitation:

(a)	any charge, tax, duty or levy upon income, profits, chargeable gains or development value, land, any interest in land or in any other property, or documents or supplies or other transactions;

(b)	income tax, corporation tax, capital gains tax, inheritance tax, value added tax, stamp duty, stamp duty land tax, stamp duty reserve tax, capital duty, customs and other import duties, national insurance contributions, rates or water rates; and

(c)	any liability for sums equivalent to any such charge, tax, duty, levy or rates or for any related penalty, fine or interest;

“Transaction” means the transaction for the purchase and sale of the Shares as contemplated by this Agreement;

“Transaction Documents” means any of this Agreement, the Deed of Transfer, the Guarantee and the Escrow Agreement;

“Transfer Taxes” means any registration, documentary, transaction, goods, sales, value added, use, real estate or other indirect or transfer Taxation and any interest, penalty or fine in relation thereto; and

“US$” and “U.S. Dollars” means United States dollars, the legal currency of the United States of America.

1.2	All references to clauses, recitals and Schedules are, unless otherwise expressly stated, references to clauses of and recitals and schedules to this Agreement. The Schedules to this Agreement form part of this Agreement. In the event of any conflict between the clauses of this Agreement and any Schedule, the clauses of this Agreement shall take precedence.

1.3	The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement.

1.4	Any reference to any statute or statutory instrument in this Agreement shall be a reference to the same as amended, supplemented or re-enacted from time to time.

1.5	Unless the context otherwise requires, reference to the singular shall include the plural and vice versa, and reference to any gender shall include all genders, in each case unless otherwise stated.

1.6	Reference to any document including this Agreement shall be a reference to such document as amended, novated or replaced from time to time.

1.7	The word “including” shall be construed without limitation.

1.8	References to Applicable Law or other statutory provisions will be construed as references to those provisions as respectively varied, amended, consolidated, extended or re-enacted from time to time and will include the corresponding provisions of any earlier legislation (whether repealed or not) and any orders, regulations, instruments or other subordinate legislation made from time to time under the relevant Applicable Law or other statutory provision.

1.9	References to “writing” or “written” include any modes of reproducing words in a legible and non-transitory form including email.

2.	SALE AND PURCHASE

2.1	Subject to the terms and conditions of this Agreement, the Seller hereby sells the Shares to Purchaser and Purchaser hereby purchases the Shares, together with all rights attached to them.

2.2	Subject to the terms and conditions of this Agreement, the Seller agrees to transfer the Shares to the Purchaser and the Purchaser agrees to accept the transfer of the Shares on the Completion Date, free from any Encumbrances and with all rights attached to them

2.3	Subject to Completion and the terms and conditions of this Agreement, the Shares shall be for the benefit and risk of the Purchaser with effect as of the Effective Date.

2.4	The Parties’ respective obligations to complete the sale and purchase of the Shares are conditional upon the following:

(a)	the obligations of Seller to complete the sale and purchase of Shares are subject to the satisfaction (or waiver as permitted) of each of the Seller Conditions in Schedule 5;

(b)	the obligations of Purchaser to complete the sale and purchase of Purchaser are subject to the satisfaction (or waiver as permitted) of each of the Purchaser Conditions in Schedule 5; and

(c)	the respective obligations of Seller and Purchaser to complete the sale and purchase of the Shares are subject to the satisfaction or waiver of the Mutual Conditions in Schedule 5.

2.5	The Parties shall:

(a)	use reasonable endeavours to do all such acts and things (including submission of any necessary documents) as are reasonably required (including as reasonably required by a relevant Governmental Entity); and

(b)	co-operate with each other and provide all necessary information and assistance required;

to ensure the Mutual Conditions are satisfied as soon as reasonably practicable and in any event by no later than the Longstop Date.

2.6	Each of Seller and Purchaser undertakes to:

(a)	provide, to the extent reasonably practicable, the other Party with (i) copies of all communications between such Party (or on behalf of such Party) and any Governmental Entity in relation to any Mutual Condition promptly after being sent or received (as the case may be) and, (ii) to the extent permitted by the relevant Governmental Entity, the right to participate in all meetings or calls with any Governmental Entity as may be necessary in relation to any Mutual Condition and shall if requested by the other Party request the consent of the relevant Governmental Entity to the attendance of such other Party and its representatives at such meetings or calls to the extent reasonably practicable; and

(b)	if applicable, provide, to the extent reasonably practicable, the other Party in draft form, in a timely manner so as to allow such other Party sufficient time to review and make comments prior to submission and for such comments to be reasonably taken into account, copies of all notifications, submissions and communications proposed to be made to any Governmental Entity by or on behalf of such Party.

2.7	Seller and Purchaser shall keep each other informed, on a weekly basis, as to the progress towards the satisfaction of the Conditions. A Party shall promptly give written notice to the other Parties if it becomes aware that any Condition in Schedule 5 has been satisfied and the other Parties are not aware of the same.

2.8	If any Governmental Entity will only adopt a decision permitting the satisfaction of a Condition subject to the provision by Purchaser or any member of Purchaser Group of one or more additional Commitments or subject to any change affecting the terms of the Interest Documents (in each case other than (a) a replacement of the Parent Undertaking, in the form set out in the PSC, or (b) a Commitment having an impact of no greater than one hundred fifty thousand U.S. Dollars (US$150,000) per annum when amortized over the term of the Interest Documents, or (c) a Commitment relating to the historical petroleum costs account prior to Completion), Purchaser shall have the sole and absolute discretion to determine whether it shall offer, accept or agree to any such additional Commitments as may be necessary to obtain satisfaction of the Condition. For avoidance of doubt, any determination by Purchaser not to offer, accept or agree to any such additional Commitment shall be deemed not to constitute a breach of this Agreement.

3.	CASH CONSIDERATION; ESCROW PAYMENT; GUARANTEE

3.1	The total consideration payable by the Purchaser for the Shares (the “Consideration”) shall be as follows:

(a)	the Base Purchase Price Closing Portion; plus

(b)	the Escrow Payment; plus

(c)	the Retention Escrow Amount; plus or minus

(d)	the Final Adjustment.

3.2	The Consideration shall be paid as follows:

(a)	the Escrow Payment, payable by Purchaser to the Escrow Agent pursuant to the Escrow Agreement, prior to or concurrently with Seller’s counter signature of this Agreement;

(b)	the Base Purchase Price Closing Portion, payable by Purchaser to Seller, on Completion as part of the Completion Amount;

(c)	the Preliminary Adjustment, payable on Completion as part of the Completion Amount;

(d)	the Retention Escrow Amount in accordance with Schedule 10; and

(e)	the Balancing Amount, payable in accordance with clause 5.8.

3.3	Retention and Refund of Escrow Payment

(a)	If Completion occurs in accordance with this Agreement, the Seller shall cause the Escrow Agent to release the Escrow Payment Interest to the Purchaser, and the remaining Escrow Payment shall thereafter constitute the Retention Escrow Amount and the Escrow Account shall thereafter be the Retention Escrow Account.

(b)	If the Agreement is terminated prior to Completion as provided in clause 7.1, the Escrow Payment and Escrow Payment Interest shall be paid as provided in clause 7.2(e) or 7.2(f) (as applicable).

3.4	Simultaneously with the execution of this Agreement, the Purchaser shall deliver to the Seller the duly executed Guarantee.

4.	INTERIM PERIOD

4.1	During the Interim Period, the Seller shall procure that the Company, unless otherwise agreed in writing by the Purchaser:

(a)	does not (by act or omission) breach any of the provisions of the Interests Documents applicable to it (and notifies the Purchaser in a timely manner of any facts or circumstances of which it becomes aware which indicate that there has been such breach by any other party or that such breach by the Company has occurred);

(b)	does not amend or terminate or waive any rights under any of the Interests Documents, does not enter into or become a party to operating agreements, farm-in or farm-out agreements, unitisation agreements, transportation agreements, oil or gas sale or supply agreements or any other material agreement or undertaking (by whatever name called) in relation to the Interests other than agreements entered into as Operator in the ordinary course of business and does not relinquish, surrender, sell, assign or amend the Interests (or agree to do any of the foregoing in the future) or agree to any sole risk operations or exercise any right of non-consent under the JOA, provided, however, that nothing in this clause 4.1(b) shall operate to restrict the Company taking any action it is legally or contractually required to take, however the Seller must inform the Purchaser a reasonable period before it takes any such action as contemplated by this clause 4.1(b);

(c)	does not charge, transfer, assign or Encumber in any manner whatsoever the Shares or the Interests, or agree to do the same;

(d)	does not approve any scheme or plan of arrangement, reconstruction, amalgamation, merger or demerger or any proceeding analogous to the same;

(e)	does not borrow or incur any financial indebtedness in the nature of borrowing from or lending to any entity other than in the ordinary course of business as carried on at the date hereof and in accordance with past practice and applicable contractual obligations;

(f)	prior to any meeting of the Operating Committee under the JOA, requests that Purchaser be allowed to participate in such meeting, and in any event consults with the Purchaser in respect of any material decision to be taken at such meeting and gives due regard to the Purchaser’s reasonable opinions in relation to such decision;

(g)	notifies the Purchaser promptly of any Claim, legal proceedings, arbitration or expert determination made or instituted in connection with the Interests;

(h)	makes available to the Purchaser all material information, data and other material reasonably requested by the Purchaser from time to time in relation to the Interests and the operations conducted in respect thereof;

(i)	not allot or issue, or agree to allot or issue (whether by way of option over shares or the issue of any rights convertible into shares or otherwise), any additional shares in the Company;

(j)	not make any alteration to the Articles of Association;

(k)	not declare or pay any dividends;

(l)	not acquire shares in any other company, or enter into any partnership or joint venture or acquire any assets other than a joint venture or assets forming part of the Interests;

(m)	continue to maintain in full force and effect any policies of insurance in respect of the Interests and make and pursue all claims which can be made under such policies in respect of any loss of or damage to the Interests; and

(n)	not change the tax residence of the Company;

(o)	prior to any meeting with any Governmental Entity, request that Purchaser be allowed to participate in the meetings and will take Purchaser recommendations provided under consideration; and

(p)	terminates, effective on or before Completion, all agreements and arrangements between the Company and any other member of the Seller’s Group.

4.2	Interim Period Petroleum Costs; Approved Budget & Schedule

(a)

During the Interim Period, the Seller shall procure that the Company continues to carry on its business in accordance with the Approved Budget & Schedule, and in the ordinary course of business as carried on at the date hereof and in accordance with past practice; provided, however, that before the Company (i) incurs expenses which exceed twenty percent (20%) of any line item or ten percent (10%) of the total amount set out in the Approved Budget & Schedule (“Non-Budgeted Expenditures”), or (ii) enters into any contract, agreement, arrangement or undertaking not contemplated by the Approved Budget & Schedule (a “Non-Budgeted Contract”), the Seller shall discuss with the Purchaser whether the Approved Budget & Schedule should be amended to include such Non-Budgeted Expenditures or Non-Budgeted Contract, and if the Seller and the Purchaser agree in writing, such Non-Budgeted Expenditures or Non-Budgeted Contract shall be deemed to be included in the Approved Budget & Schedule and shall not be considered to be Non-Budgeted Expenditures or a Non-Budgeted Contract.

(b)	Non-Budgeted Expenditures shall not be considered to be Interim Petroleum Costs for purposes of clauses 4.8 or 4.9 and shall not be taken into account in the determination of the Preliminary Adjustment or Final Adjustment; provided that if any Non-Budgeted Expenditures are funded out of the Company’s resources as at the Effective Date (and are not funded by the Seller pursuant to clause 4.9), such Non-Budgeted Expenditures shall be taken into account in the determination of the Preliminary Adjustment and Final Adjustment. The Seller shall procure that any Non-Budgeted Contracts contain express terms allowing them to be terminated at completion at no cost to the Company or novated by the Company to Seller or another member of Seller’s Group as a matter of right. The Seller shall also procure that each Non-Budgeted Contract is (i) terminated at or prior to Completion at no cost or expense to the Company or (ii) is novated by the Company at or prior to Completion to another member of Seller’s Group, in either case pursuant to a written instrument that expressly relieves the Company of any present or future liability under such Non-Budgeted Contract.

(c)	During the Interim Period, the Purchaser may propose scopes of work not covered by the Approved Budget & Schedule (“Additional Work”), and the Purchaser and the Seller shall discuss whether the Approved Budget & Schedule should be amended to include such Additional Work. If any Additional Work is agreed in writing by the Purchaser and the Seller, such Additional Work shall be deemed an amendment to the Approved Budget & Schedule and the Company shall undertake such Additional Work. If the Purchaser and the Seller do not agree (such non-agreed Additional Work, the “Non-Agreed Work”), the Purchaser may undertake the Non-Agreed Work in its own name and for its own account.

4.3	The Purchaser shall hold in confidence all information furnished or disclosed to the Purchaser by the Seller or the Company or their Affiliates in connection with the transactions contemplated by this Agreement, the Company, the Shares or the Interests (collectively, the “Interests Information”). However, the undertaking of confidentiality above shall not extend to any Interests Information which is:

(a)	generally available to the public other than as a result of a wrongful disclosure by the Purchaser or any of its Affiliates or its or their representatives;

(b)	available to the Purchaser on a non-confidential basis from a source other than the Seller or the Company if such source is entitled to disclose such information; or

(c)	lawfully requested by a Governmental Entity, or is required to be disclosed by regulation of any recognised stock exchange or the SEC.

4.4	The Purchaser shall not, without the prior written consent of the Seller, release or disclose any Interests Information to any other person, except:

(a)	to the Purchaser’s or its Affiliates’ officers, directors, employees, accountants, lawyers, representatives, agents, consultants, financial advisers, investors or lenders who need to know the Interests Information in connection with the implementation of the transactions contemplated by this Agreement, who are informed by the Purchaser of the confidential nature of the Interests Information and whom the Purchaser will ensure will observe the terms and conditions of this clause 4.4 without the benefit of this exception;

(b)	to the Purchaser’s or its Affiliates’ contractors or suppliers who need to know the Interests Information in connection with any Non-Agreed Work; provided, however, that such contractors and suppliers shall agree in writing to be bound by confidentiality provisions that are no less restrictive than those in clauses 4.3 and 4.4; and

(c)	in accordance with clause 13.1.

4.5	If Completion does not take place for any reason provided for in this Agreement the Purchaser shall remain bound by clauses 4.3 and 4.4, notwithstanding any termination of this Agreement, until the earlier of the fifth anniversary of such termination or such time as it has entered into a separate undertaking of confidentiality on the same or similar terms in respect of the Interests Information (and this clause 4.5 shall also survive until such time).

4.6	If this Agreement is terminated, the Purchaser shall, at the request of the Seller, promptly return to the Seller (and delete from the Purchaser’s systems, to the extent that it is reasonably practicable (and exercising reasonable endeavours) to do so, where electronically stored) all the Interests Information. The Purchaser shall continue to comply with clauses 4.3 and 4.4 in relation to any Interests Information that remains electronically stored on the Purchaser’s or its Affiliates’ and their employees’ and agents’ systems.

4.7	If Completion does take place, the undertaking of confidentiality of the Purchaser contained herein shall be superseded by the confidentiality provisions in the Interests Documents and shall be of no further effect to the extent that the Interests Information falls within the category of data and information which is subject to the separate confidentiality obligations under such Interests Documents, provided that the Seller shall, and shall procure that the Seller’s Group shall, keep confidential and shall not disclose the Interests Information or any information relating to the Interests Documents unless the same is in the public domain.

4.8	If Completion occurs, the total amount of Interim Period Petroleum Costs funded by the Seller pursuant to clause 4.9 shall be included in the determination of the Preliminary Adjustment in Schedule 8.

4.9	Seller shall fund from its own resources its share of all Interim Period Petroleum Costs up to an aggregate limit of two million four hundred thousand U.S. Dollars (US$2,400,000), but shall have no obligation to fund Interim Period Petroleum Costs in excess of such amount.

4.10	Preparation of Proxy Statement; Shareholder Meeting.

(a)	As promptly as reasonably practicable following the Execution Date, the Parent shall prepare the Proxy Statement in preliminary form for use in obtaining the Parent Shareholder Approval. Subject to clause 4.11, the Proxy Statement shall include the Parent Board Recommendation. The Parent shall consult with the Purchaser concerning the form of preliminary Proxy Statement and give the Purchaser a reasonable opportunity to comment thereon prior to its filing. The Parent shall respond to any comments by the SEC on the Proxy Statement (and provide copies of the same to the Purchaser) as promptly as reasonably practicable after such filing or within such specific period of time as may be required by the SEC and shall use all reasonable efforts to have such Proxy Statement cleared by the SEC as reasonably promptly as practicable.

(b)

Following being informed by the SEC that it has no comments (or no further comments, as the case may be) on the Proxy Statement, the Parent shall duly call, give notice of, convene and hold a meeting of the shareholders of the Parent for the purpose of seeking the Parent Shareholder Approval and mail the Proxy Statement to the Parent’s shareholders. Prior to filing or mailing the preliminary Proxy Statement or responding to any comments of the SEC, the Parent shall provide the Purchaser with a reasonable opportunity to review and comment on such document or response, provided that the Purchaser be entitled to comment only on the description of the Transaction, the background of the Transaction and the description of the Purchaser, or any other sections relating specifically to the Purchaser and SEC comments with respect thereto. The Purchaser shall provide any such comments within five (5) Business Days of delivery of the initial draft preliminary Proxy Statement to Purchaser and, thereafter, within twenty-four (24) hours of receipt of a revised draft preliminary Proxy Statement or SEC comments, provided that Parent shall provide a final draft, subject only to revisions that are of a stylistic, typographical or other similar non-substantive nature, of the descriptions of the Transaction and the background of the Transaction and the descriptions of Purchaser, and any other sections relating specifically to the Purchaser, not less than three (3) Business Days prior to filing the preliminary Proxy Statement with the SEC. Subject to clause 4.11, the Parent Board shall approve and recommend that the Parent’s shareholders approve the transactions contemplated by this Agreement (the “Parent Board Recommendation”), and that the Parent shall, unless there has been a Change of Parent Board Recommendation, use its commercially reasonable efforts to solicit from its shareholders proxies in favour of the approval of the transactions contemplated by this Agreement, and to take all other actions necessary or advisable to secure the Parent Shareholder Approval.

4.11	No Solicitation of Transactions; Change of Parent Board Recommendation.

(a)	Subject to clause 4.11 (b), from the Execution Date until the receipt of the Parent Shareholder Approval or, if earlier, the termination of this Agreement in accordance with clause 7, the Parent and the Seller agree and undertake to the Purchaser that none of the Seller, the Parent or any of their Subsidiaries or Responsible Seller Personnel, shall directly or indirectly: (i) solicit, induce or intentionally encourage or facilitate, any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) except as expressly permitted by this Agreement, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser) with respect to an Acquisition Proposal, (iii) furnish any information regarding the Parent, the Seller or the Company to, or afford access to the properties, books and records of the Parent, the Seller or the Company to, any Person (other than the Purchaser) in connection with or in response to an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) withdraw, qualify or modify, in a manner adverse to the Purchaser, or publicly propose to withdraw, qualify or modify, in a manner adverse to the Purchaser, the Parent Board Recommendation, or (vi) enter into any agreement constituting, or relating to, any Acquisition Proposal or which requires the Seller to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any action described in clauses (iv) and (v) being a “Change of Parent Board Recommendation”).

(b)	Notwithstanding anything to the contrary contained in this clause 4.11, if at any time from the Execution Date until receipt of the Parent Shareholder Approval (i) the Parent has received an unsolicited, bona fide written Acquisition Proposal involving the Parent, the Seller or the Company that did not result from a breach of this clause 4.11 and (ii) the Parent Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, the Parent may take the following actions: (A) furnish information with respect to the Parent and its Subsidiaries to the Person making such Acquisition Proposal and its representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal; provided that the Parent shall not, and shall procure that none of its Subsidiaries shall, disclose any information to such Person without first entering into a confidentiality agreement containing terms on the whole no less favourable to the Parent than the terms of clause 13.

(c)	In addition to the obligations of the Parent set forth in clauses 4.11(b) and 4.11(d), as promptly as reasonably practicable after receipt of any Acquisition Proposal or any request for non-public information or any request or inquiry relating in any way to, or that would reasonably be expected to lead to, any Acquisition Proposal, that is not promptly rejected by the Parent, the Parent shall provide the Purchaser with notice of the material terms and conditions of such Acquisition Proposal, request or inquiry and shall keep the Purchaser reasonably informed of all material developments and any changes to the economic or other material terms of, any such Acquisition Proposal.

(d)	Notwithstanding anything to the contrary contained in this clause 4.11, the Parent may, in response to a Superior Proposal, terminate this Agreement pursuant to clause 7.1(i), and concurrently enter into a definitive agreement with respect to such Superior Proposal, if all of the following conditions are met: (i) the Superior Proposal has not been withdrawn or revised and, after taking into account any revised terms offered by the Purchaser, continues to constitute a Superior Proposal; (ii) the Parent Shareholder Approval has not been obtained without any breach by the Parent of its obligations under this Agreement; (iii) the Parent has provided to the Purchaser two (2) Business Days’ prior written notice (it being agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice and a new period of forty-eight (48) hours) of the material terms of the Superior Proposal and a copy of the relevant proposed transaction agreements in respect of the Superior Proposal (the “Alternative Acquisition Agreement”), (iv) to the extent requested by the Purchaser, the Parent has engaged in good faith negotiations with the Purchaser to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal, and (v) in advance of or concurrently with the termination of this Agreement in connection with the Superior Proposal as set out above, the Parent pays the Parent Termination Fee to the Purchaser.

(e)	Notwithstanding anything to the contrary contained in this clause 4.11, the Parent Board may make a Change of Parent Board Recommendation (other than in connection with entering into an Alternative Acquisition Agreement pursuant to clause 4.11(d)) if, and only if, there occurs any change, event or development which (i) is material, individually or in the aggregate, with any other such change, event or development, (ii) does not involve or relate to any Acquisition Proposal, and (iii) is not known to the Parent Board as at the Execution Date, and the Parent Board determines in good faith after consultation with its outside counsel that the failure to effect a Change of Parent Board Recommendation would constitute a breach of its fiduciary duties to the shareholders of Parent under applicable Law; provided that (y) the Seller or the Parent has provided the Purchaser three (3) Business Days’ prior written notice advising the Purchaser that the Parent intends to effect a Change of Parent Board Recommendation and specifying, in reasonable detail, the reasons for the Change of Parent Board Recommendation, and (z) during such three (3) Business Day period, if requested by the Purchaser, the Parent engages in good faith negotiations with the Purchaser to amend the terms of this Agreement in a manner that obviates the need for the Change of Parent Board Recommendation.

(f)	Nothing contained in this clause 4.11 shall prohibit the Parent Board from (i) disclosing to the shareholders of the Parent a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the shareholders of the Parent if the Parent Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would constitute a breach of its fiduciary duties to the shareholders of the Parent under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Parent or the Parent Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Parent Board Recommendation).

(g)	Notwithstanding any Change of Parent Board Recommendation pursuant to clause 4.11(e), unless this Agreement is terminated pursuant to its terms, Parent shall convene the Parent Shareholder Meeting and procure that a vote with respect to the adoption by the shareholders of Parent of a resolution authorizing the transactions contemplated by this Agreement shall be taken thereat (or any adjournment or postponement thereof), Nothing contained in this clause 4.11 (including any rights of the Parent to take certain actions pursuant to this clause 4.11) shall be deemed to relieve Parent of such obligation.

5.	COMPLETION AND POST-COMPLETION

5.1	Not later than five (5) Business Days prior to the Completion Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary statement estimating the Preliminary Adjustment in accordance with Schedule 8.

5.2	At least one (1) Business Day prior to the Completion Date, the Purchaser and the Seller shall sign the Notary Letter and the Seller shall procure that, to the extent required, the Company sign the Notary Letter.

5.3	On the day before the Completion Date, the Purchaser shall ensure that an amount equal to the Completion Amount is received by the Notary Account under the payment reference “Project Harvest Completion Amount”. The Purchaser and the Seller shall procure that the Notary shall hold and pay the Completion Amount only in accordance with the Notary Letter. The Notary will only pay such amounts to the Seller and such persons elected by the Seller and the Purchaser in accordance with this Agreement and the Notary Letter after execution of the Deed of Transfer or as otherwise specified in the Notary Letter.

5.4	Subject to the terms of this Agreement, Completion shall take place on the Completion Date at the offices of Loyens & Loeff N.V. at Fred. Roeskestraat 100, 1076 ED Amsterdam, the Netherlands (or at any other place as agreed in writing by the Seller and the Purchaser) on the date five (5) Business Days following the final Condition being satisfied, or such other time agreed to by the Seller and Purchaser.

5.5	Prior to Completion:

(a)	Prior to Completion, the Seller shall have procured that all Intra-Group Payables have been discharged by way of a conversion of such Intra-Group Payables to capital (the “Intra-Group Payable Conversion”) with any additional Shares issued in respect thereof to be purchased by the Purchaser pursuant to this Agreement;

(b)	On the Completion Date the following actions will be taken, each such action being conditional upon all actions having been taken in the sequence set out below:

the Seller shall deliver to the Purchaser and/or the Notary:

(i)	A (copy of) the fully signed and updated shareholders register of the Company, the original of which shall be delivered to the Notary.

(ii)	A copy of the deed of termination, in the form agreed between the Seller and the Purchaser, dated as at the Completion Date, duly executed by the Company, terminating the Confidentiality Agreement between the Company and BW Offshore Singapore Pte Ltd dated 28 January 2013 (the “Previous BWO CA”), and waiving and releasing BW Offshore Singapore Pte Ltd, its Affiliates and its or their directors, employees, agents, contractors, or subcontractors or any of them, from any liability whatsoever (actual or contingent) arising from, relating to, or in connection with the Previous BWO CA.

(iii)	A copy of the letter, in the agreed form, from the Seller to the Purchaser dated as at the Completion Date stating that there are no Intra-Group Payables and no Intra-Group Receivables outstanding at the Completion Date and releasing the Company from any liability whatsoever (actual or contingent) which may be owing to any member of the Seller’s Group by the Company in respect of any Intra-Group Payables at Completion.

(iv)	The resignation statement of each director from their management of the Company, with effect as of immediately after Completion.

(v)	The Seller shall pass a written shareholders’ resolution of the Company accepting the resignation of and giving full discharge (décharge) to each of the resigning management board members of the Company with effect as of Completion and to approve the contemplated share transfer at Completion to comply with the statutory share transfer restrictions (also referred to as the ‘blocking clause’) in the Company’s Articles of Association.

(vi)	A copy of the power of attorney duly executed on behalf of the Seller, authorising their respective representatives to attend to and to execute the Deed of Transfer, in such form and with such formalities as the Notary may request.

(vii)	A legalization to the power of attorney (a notary confirming that the signature thereon is the true and authentic signature of the signatory); and if signed outside of the Netherlands, furnished with an apostille according to the Convention of The Hague dated 5 October 1961.

(viii)	Excerpt certificate or similar document (not older then one month prior to the Completion Date) evidencing the Seller exists and is registered with local trade register or similar authorities.

The Purchaser shall deliver to the Seller and/or the Notary:

(ix)	A copy of the power of attorney duly executed on behalf of the Purchaser, authorising their respective representatives to attend to and to execute the Deed of Transfer, in such form and with such formalities as the Notary may request.

(x)	A legalization to the power of attorney (a notary confirming that the signature thereon is the true and authentic signature of the signatory); and if signed outside of the Netherlands, furnished with an apostille according to the Convention of The Hague dated 5 October 1961.

(xi)	A confirmation letter issued by a lawyer admitted to the bar in Singapore, to confirm the representative authorities of the signatories signing on behalf of the Purchaser.

(xii)	Excerpt certificate or similar document (not older then one month prior to the Completion Date) evidencing the Purchaser exists and is registered with local trade register or similar authorities.

Each of the signatories hereto shall execute such other documents and do all such other acts and things as may reasonably be required in order to give effect to this Agreement.

5.6	At Completion:

(a)	the Seller and the Purchaser shall deliver a confirmation that all pre-Completion actions have been performed or waived prior to proceeding to the execution of the Deed of Transfer, in the form of the letter attached annex to the powers of attorney referred to under clause 5.5 delivered by hand, e-mail or post;

(b)	the Purchaser shall pay to the Seller the Completion Amount in the manner as further set out in the Notary Letter. The Purchaser shall be deemed to have fulfilled its obligation to pay the Completion Amount to the Seller if it has paid the Completion Amount to the Notary Account in accordance with the Notary Letter;

(c)	the Shares shall be transferred by the Seller to the Purchaser by means of the execution of the Deed of Transfer; and

(d)	the Notary shall update the original shareholders register of the Company to reflect the Purchaser as sole shareholder of the Company.

5.7	Immediately following Completion:

(a)	the Purchaser shall pass a written shareholders’ resolution of the Company appointing the members of the management board of the Company with effect as of Completion; and

(b)	as soon as practicable but in any event within thirty (30) days after the Completion Date, the Seller shall deliver to the Purchaser, at the address for service of notices under clause 15 and to the extent not delivered or in the possession of the Purchaser prior to Completion, originals (or, if originals are not available, copies) of the following:

(i)	the Data; and

(ii)	copies of the Interests Documents, tax returns, books of account, board minutes and related correspondence of the Company.

Notwithstanding Completion, the Purchaser undertakes to the Seller that it shall, and shall procure that its Affiliates shall, preserve for a period of seven (7) years from Completion, all books, records and documents of or relating to the Company existing at Completion. Subject to any confidentiality obligations restricting disclosure, the Purchaser shall permit and allow, and shall procure that its Affiliates permit and allow, upon reasonable notice (and in any event within seven days of written notice being given) and during normal business hours, the employees, agents and professional advisers of the Seller access to such books, records and documents and the right to inspect the same and make copies thereof as may be reasonably necessary solely in relation to the preparation or resolution of any matters in respect of the Seller and any of its Affiliates for Taxation.

5.8	The Seller will provide, within thirty (30) days following Completion, all relevant accounting data for the Company until Completion.

5.9

Not later than thirty (30) days following receipt of all relevant accounting data for the Company to be provided pursuant to clause 5.8, the Purchaser shall prepare and deliver to the Seller a statement setting forth the Final Adjustment in accordance with Schedule 9 in order to determine the Balancing Amount. As soon as reasonably practicable, but not later than fifteen (15) days following receipt of the Purchase’s statement hereunder, the Seller shall deliver to the Purchaser a written report containing any changes that the Seller proposes be made to such statement. The Parties shall undertake to agree on the final statement of the Final Adjustment no later than ninety (90) days after Completion. In the event that the Parties cannot reach agreement within such period of time, any Party may refer the remaining matters in dispute to Ernst & Young, or if Ernst & Young is unavailable or unwilling to perform the duties described in this clause 5.9, such other nationally-recognized independent accounting firm as may be mutually accepted by the parties, for review and final determination. The accounting firm’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of the Final Adjustment, the accounting firm shall not increase the Final Adjustment more than the increase proposed by Seller nor decrease the Final Adjustment more than the decrease proposed by the Purchaser, as applicable. The accounting firm shall act as an expert for the limited purpose of determining the specific disputed matters submitted by the Parties and may not award damages or penalties to any Party with respect to any matter. Each Party shall bear its own legal fees and other costs of presenting its case. The Seller shall bear one-half ( 1⁄2) of the costs and expenses of the accounting firm, and the Purchaser shall bear one-half ( 1⁄2) of the costs and expenses of the accounting firm.

5.10	If the Balancing Amount is:

(a)	positive, the Balancing Amount shall be paid by the Purchaser to the Seller; and

(b)	negative, the Balancing Amount shall be paid by the Seller to the Purchaser in either case, no later than ten (10) Business Days after the final closing statement in this clause 5.10 is finalized and agreed between the Purchaser and the Seller, or determined by the accounting firm, as applicable.

5.11	After Completion, the Purchaser and the Seller shall do such actions required in Schedule 11 with respect to accounting periods commencing on or before Completion.

5.12	From and after Completion, if the Company (or any Person acting on its behalf) receives or collects all or any portion of (i) the OFAC Receivable, or (ii) the JOA Partner Receivable, the Purchaser shall cause the Company to remit such funds to Parent within five (5) Business Days of its receipt thereof.

6.	WARRANTIES

6.1	Subject to the provisions of this clause 6, the Seller warrants to the Purchaser as set out in Part 1 of Schedule 2 (the “Seller’s Warranties”).

6.2	Subject to the provisions of this clause 6, the Parent warrants to the Purchaser as set out in Part 2 of Schedule 2 (the “Parent’s Warranties”).

6.3	Subject to the provisions of this clause 6, the Purchaser warrants to the Seller as set out in Schedule 3 (the “Purchaser’s Warranties”).

6.4	Each of the warranties set out in Schedules 2 and 3, other than those which by their terms are given only at a specified date (which are deemed to be given only at such specified date), are given as of the Execution Date by reference to the circumstances existing at that time and shall be repeated as at the Completion Date by reference to the circumstances existing at that time.

6.5	Each of the Seller’s Warranties and the Parent’s Warranties are qualified by matters as disclosed in relation to such Seller’s Warranty or Parent’s Warranty, as applicable, under the terms of the Disclosure Letter.

6.6	Neither Party shall (and in the case of the Seller shall procure that the Company shall not) do, or omit to do, any act, or authorise or omit to authorise, or cause or permit anything to be done over which it has control or which it can otherwise by the exercise of any right or power reasonably prevent from being done, which would be inconsistent with or in breach of any representation, warranty or undertaking given by it in this clause 6 if the same were to be repeated immediately prior to the Completion Date by reference to circumstances then existing.

6.7	The Seller’s Warranties, the Parent’s Warranties and the Purchaser’s Warranties shall survive until the earlier of: (a) the expiry of six (6) months from the Completion Date; and (b) the date 90 days after the latest of (i) the Completion Date, (ii) the date on which the shareholders of the Parent approve the dissolution and liquidation of the Parent, or (iii) the date on which the Parent files a petition in bankruptcy under Chapter 7 or Chapter 11 of the United States Bankruptcy Code.

6.8	Notwithstanding any other provision of this Agreement, a Party shall not under any circumstances be liable for any Consequential Loss incurred or suffered by the other Party or any of its Affiliates arising out of or in any way connected with this Agreement.

6.9	Until Completion, each Party shall notify the other Party promptly after such Party obtains actual knowledge that any warranty of such other Party contained in Schedule 2 or 3, as the case may be, of this Agreement is untrue in any material respect or will be untrue in any material respect as of the Completion Date or that any covenant or agreement to be performed or observed by such other Party prior to or on the Completion Date has not been so performed or observed in any material respect.

6.10	If at any time before Completion, it becomes apparent that there has been a material breach of a Seller’s Warranty, the Purchaser may, if such breach has not been fully remedied by the Seller on the date falling one Business Day prior to the anticipated Completion Date, without prejudice to any other rights it may have in relation to the breach, terminate this Agreement by notice to the Seller in accordance with clause 7.1(b) or proceed to Completion and waive any claim for damages of such breach in this clause 6.10.

6.11	Warranties qualified by the expression “so far as the Seller is aware” (or any similar expression) are deemed to be given to the actual knowledge of, as at the date of this Agreement, Robert Speirs, Senior Vice President Eastern Operations, Karl Nesselrode Vice President Engineering and Business Development, Stephen Haynes, Vice President & Chief Financial Officer, and Keith Head, Vice President and General Counsel.

6.12	Neither the Seller nor the Parent shall not be liable for any breach of any provision of this Agreement, or in respect of its subject matter, to the extent that such breach is occasioned directly by the Seller or the Parent doing any act or thing at the written request of the Purchaser.

6.13	The Purchaser agrees and undertakes that in the absence of wilful deception it has no rights against and shall not make any claim against any member of the Seller’s Group or any present or former employee, director, agent or officer or any member of the Seller’s Group, in each case other than the Parent or the Seller, in connection with this Agreement or its subject matter.

6.14	Disclaimer. Except as expressly set forth in this Agreement, no Party makes any representation or warranty, express or implied. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN THIS AGREEMENT, THE SELLER AND THE PARENT EXPRESSLY DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO (a) THE CONTENTS, CHARACTER, OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE PSC OR OPERATIONS UNDER THE PSC, (b) THE QUANTITY, QUALITY, OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE AREAS COVERED BY THE PSC, (c) ANY ESTIMATES OF THE VALUE OF THE PSC, RESERVES CONTAINED IN THE AREAS COVERED BY THE PSC OR FUTURE REVENUES GENERATED BY THE PSC, (d) THE QUALITY, SUITABILITY, DESIGN, OR MARKETABILITY OF THE ASSETS WHICH WILL BE JOINT ASSETS PURSUANT TO THE JOA, (e) THE ENVIRONMENTAL CONDITION OF THE AREAS COVERED BY THE PSC, THE OPERATIONS UNDER THE PSC AND THE ASSETS WHICH WILL BE JOINT ASSETS PURSUANT TO THE JOA, OR (f) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR REPRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OR ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT THE PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS THE PURCHASER DEEMS APPROPRIATE.

7.	TERMINATION

7.1	Termination Events.

This Agreement may, by written notice given before or at the Completion, be terminated:

(a)	by mutual consent of the Parties;

(b)	by the Purchaser if there has been a breach of any of the Seller Warranties or the Parent Warranties or of any of the covenants of the Seller or the Parent contained in this Agreement (i) immediately upon the giving of a written notice of termination by the Purchaser if the breach is incapable of remedy; or (ii) if the breach is capable of remedy within thirty (30) days after written notice of the breach has been delivered to the Seller or the Parent (as the case may be) from the Purchaser and such breach has not been remedied to the satisfaction of the Purchaser;

(c)	by the Seller if there has been a breach of any of the Purchaser Warranties or the Purchaser’s covenants contained in this Agreement, (i) immediately upon the giving of a written notice of termination by the Seller if the breach is incapable of remedy; or (ii) if the breach is capable of remedy within thirty (30) days after written notice of the breach has been delivered to the Purchaser from the Seller and such breach has not been remedied to the satisfaction of the Seller;

(d)	by either the Purchaser or the Seller if any Governmental Authority has issued a non-appealable final judgment or taken any other non-appealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this clause 7.1(d) shall not be available to any Party whose failure to fulfil any material covenant under this Agreement has been the cause of or resulted in the action or event described in this clause 7.1(d) occurring;

(e)	by the Purchaser if it becomes manifestly evident that any of the Mutual Conditions has no prospect of being satisfied on or before the Longstop Date, provided that the failure to satisfy the Mutual Conditions did not result from any breach by the Purchaser of its obligations under this Agreement;

(f)	by the Seller if it becomes manifestly evident that any of the Mutual Conditions has no prospect of being satisfied on or before the Longstop Date, provided that the failure to satisfy the Mutual Conditions did not result from any breach by the Seller or the Parent of its obligations under this Agreement;

(g)	by the Purchaser if it becomes manifestly evident that any of the Purchaser Conditions has no prospect of being satisfied on or before the Longstop Date, provided that the failure to satisfy such condition has not resulted from any breach by the Purchaser of its obligations under this Agreement;

(h)	by the Seller if it becomes manifestly evident that any of the Seller Conditions has no prospect of being satisfied on or before the Longstop Date, provided that the failure to satisfy such condition has not resulted from any breach by the Seller or the Parent of its obligations under this Agreement;

(i)	by either Purchaser or Seller if the Parent Shareholder Meeting shall have been convened and a vote with respect to the adoption by the shareholders of Parent of a resolution authorizing the transactions contemplated by this Agreement shall have been taken thereat (or any adjournment or postponement thereof) and the Parent Shareholder Approval shall not have been obtained;

(j)	by either Purchaser or Seller if the Parent Board shall have made a Change of Parent Board Recommendation in accordance with clause 4.11(e); or

(k)	by either Purchaser or Seller if Completion has not occurred (for whatever reason) by the Longstop Date, regardless of whether such Party is in breach.

The termination shall take effect from the date of the relevant notice, unless prior to that termination date, all of the Conditions have been fulfilled or waived.

7.2	Consequences of Termination.

If this Agreement is terminated pursuant to clause 7.1, this Agreement and all rights, obligations, powers and remedies of the parties under this Agreement automatically end without liability against any Party or its Affiliates, provided that:

(a)	clauses 1, 3.3, 4.2 through 4.6, 7, and 9 through 16 shall remain in full force and survive any termination of this Agreement;

(b)	subject to clauses 7.3 and 7.4, the Parties shall continue to be liable for Claims arising from any breach of this Agreement prior to the date of termination;

(c)	if this Agreement is terminated following the Parent Shareholder Meeting due to a failure to obtain the Parent Shareholder Approval, and (i) at the time of Parent Shareholder Meeting, there is an outstanding Acquisition Proposal that has been publicly disclosed (and not withdrawn), and (ii) the Parent or any of its Subsidiaries enters into any Alternative Acquisition Agreement with the Person making such Acquisition Proposal within twelve (12) months from the date of such termination, the Parent shall pay the Parent Termination Fee to Purchaser within five (5) Business Days after entering into such transaction;

(d)	if this Agreement is terminated by Seller in accordance with clause 7.1(j), the Parent shall have paid the Parent Termination Fee to Purchaser on or prior to the date of termination;

(e)	if this Agreement is terminated in accordance with clause 7.1(c), the Seller shall be entitled to receive the Escrow Payment and Escrow Payment Interest as liquidated damages for the Purchaser’s breach; and

(f)	if the Agreement is terminated in accordance with any provisions of clause 7.1, other than clause 7.1(c), the Purchaser shall be entitled to the return of the Escrow Payment and Escrow Payment Interest.

7.3	Notwithstanding anything herein to the contrary, the Parties acknowledge that and agree that, including in the case of any breach, whether wilful and material, intentional,

material, knowing or otherwise, other than in the case of a breach of any Purchaser’s Warranty set forth in paragraphs 10 and 11 of Schedule 3, (a) in no event will Purchaser or any member of Purchaser Group have liability for monetary damages whatsoever arising under, out of, or in connection with or related in any manner to this Agreement (including monetary damages in lieu of specific performance) in the aggregate in excess of the Escrow Payment and Escrow Payment Interest, and accordingly the Escrow Payment and Escrow Payment Interest shall be the maximum aggregate liability of the Purchaser hereunder (and any other member of Purchaser Group); and (b) in no event shall the Seller, the Parent, their Affiliates, their respective stockholders or Representatives or any other Person seek, directly or indirectly, to recover against any member of the Purchaser Group, or compel any payment by any member of the Purchaser Group of any damages or other payments whatsoever that are, in aggregate, in excess of the Escrow Payment and Escrow Payment Interest; provided, however, that the foregoing limitations on liability shall not apply to any of the obligations set forth in clause 8.

7.4	Notwithstanding anything herein to the contrary, the Parties acknowledge that and agree that, if this Agreement is terminated without the Completion having occurred because of a breach by the Seller or the Parent, whether wilful and material, intentional, material, knowing or otherwise, other than in the case of a breach of Seller’s Warranties set forth in paragraphs 4(e) and 11 of Schedule 2, (a) in no event will Seller or any member of Seller’s Group have liability for monetary damages whatsoever arising under, out of, or in connection with or related in any manner to this Agreement (including monetary damages in lieu of specific performance) in the aggregate in excess of two million five hundred thousand U.S. dollars (US$2,500,000), and such amount shall be the maximum aggregate liability of the Seller and Parent hereunder (and any member of Seller’s Group), and (b) in no event shall the Purchaser, the Guarantor, their Affiliates, their respective stockholders or Representatives or any other Person seek, directly or indirectly, to recover against any member of the Seller’s Group, or compel any payment by any member of the Seller’s Group of any damages or other payments whatsoever that are, in aggregate, in excess of such amount.

7.5	The Parties acknowledge that the agreements contained in clauses 4.11(d), 4.11(e), 7.2, 7.3, 7.4 and this clause 7.5 are an integral part of this Agreement and the transactions contemplated hereby and, solely for the purpose of establishing the basis for the amount thereof and without in any way increasing the amounts or expanding the circumstances in which such amounts to be paid, the parties acknowledge and agree that each of (a) the Parent Termination Fee and (b) the Escrow Payment and Escrow Payment Interest constitute liquidated damages and not a penalty, and that the parties would not have entered into this Agreement without the agreements in clauses 4.11(d), 4.11(e), 7.2, 7.3, 7.4 and this clause 7.5. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement under circumstances in which the amounts referred to above are payable, the right to such payments: (A) constitutes a reasonable estimate of the damages that will be suffered by Seller or Purchaser (as applicable) by reason of any such termination of this Agreement, and (B) shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement.

8.	INDEMNITY AND COVENANTS OF THE SELLER AND PURCHASER

8.1	For the avoidance of doubt and except as provided in clauses 4 and 6, from and upon Completion, the Purchaser shall at its own cost and expense perform and shall be responsible for and shall indemnify and hold the Seller harmless against any and all Environmental Liabilities arising before, on or after the Effective Date except where resulting from any acts or omissions, negligence or breach of duty, whether statutory or otherwise of the Seller, its Affiliates or its or their directors, employees, agents, contractors, or subcontractors or any of them.

8.2	For the avoidance of doubt and except as provided in clauses 4.1, 4.2, 4.8 and 6, from and upon Completion, the Purchaser shall at its own cost and expense perform and shall be responsible for and shall indemnify and hold the Seller harmless against any and all duties, liabilities, obligations, costs (including legal costs) and claims arising before, on or after the Effective Date under or in respect of:

(a)	the ownership or use of the Interests; and/or

(b)	the ownership or use of facilities, wells, terminals, platforms, structures, equipment and pipelines, comprising part of or related to the Interests; and/or

(c)	the ownership or use of the PSC Area;

and relating to abandonment (which shall be deemed to include any residual liability for making safe, maintaining, monitoring and insuring), as required by, inter alia, the terms of the PSC and the Interests Documents and all Applicable Laws (including the requirements of laws enacted after the Effective Date) and regulations, whether arising before, on or after the Effective Date, and regardless of whether resulting from any acts or omissions, negligence or breach of duty, whether statutory or otherwise, conduct or statements of the Seller, its Affiliates, or its or their directors, employees, agents, contractors, or subcontractors or any of them or the condition of the Interests, including:

(i)	the proper plugging, replugging, and abandoning of all wells associated with the Interests, whether drilled or plugged before on or after the Effective Date;

(ii)	removing and disposing of all the terminals, facilities, platforms, structures, equipment and pipelines comprising part of or related to the Interests, including the disposal of facilities and property contaminated with naturally occurring radioactive material; and

(iii)	compliance with the provisions of the PSC, the other Interests Documents and all Applicable Laws and rules, regulations, orders and requirements of Governmental Entities associated with the abandonment of all facilities on the PSC Areas;

related to the decommissioning or abandonment of all and any plant, equipment and machinery, wells and other installations (including pipelines) and facilities relating to operations under the PSC and/or under the JOA or other Interests Document, to the extent that such obligations are attributable to the Interests, of whatsoever nature and howsoever arising before, on or after the Effective Date and irrespective of any negligence or breach of duty (statutory or otherwise) on the part of the Seller or its Affiliates.

8.3	For the avoidance of doubt, without prejudice to the generality of the foregoing provisions of this clause 8 and except as provided in clauses 4 and 6, from and upon Completion, the Purchaser will be responsible for and shall indemnify and hold harmless the Seller from, under or in respect of, and against all duties, obligations, liabilities, costs (including legal costs) and claims arising from use or ownership of the Interests and relating to the following safety occurrences, events and activities, whether arising before, on or after the Effective Date and regardless of whether resulting from any acts or omissions, negligence or breach of duty, whether statutory or otherwise of the Seller, its Affiliates, or its or their directors, employees, agents, contractors, or subcontractors or any of them or resulting from the condition of the Interests:

(a)	safety hazards and deficiencies that may exist in any facilities or operations in the PSC Area and any expenditures that may be necessary to correct those safety hazards and deficiencies;

(b)	compliance or failure to comply with applicable safety laws and government safety rules, regulations, orders and requirements affecting any facilities or operations in the PSC Area; and

(c)	the exposure of any person to chemicals and other hazardous materials or forms of energy, whether artificial or naturally occurring.

8.4	The Seller shall notify the Purchaser as soon as reasonably practicable after the Seller becomes aware of any claim actually made, or is formally notified of any potential claim to be made, against the Seller for which the Seller is indemnified as provided in this clause 8 and shall send with such notice all reasonable details relating to such claim. The Seller shall keep the Purchaser fully informed of material developments in relation to any such claim and in so doing shall supply to the Purchaser as soon as reasonably practicable (and in any event in reasonable time prior to any applicable deadline for making any response or defence) copies of relevant documentation and correspondence and in dealing with any such claim (i) shall take into account the reasonable representations of the Purchaser and (ii) shall not compromise or settle any such claim without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing the Purchaser shall have the right to take over, at the Purchaser’s own expense the defence of any such claim by notice to the Seller and in such event the Purchaser shall keep the Seller fully informed of material development.

8.5	For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement:

(a)	the Seller shall at its own cost and expense perform and shall be responsible for and shall indemnify and hold the Purchaser harmless against any and all tax payments and penalties arising out of the assessment of any taxes and penalties imposed by any Governmental Entity under any Taxation law including but not limited to the branch profits tax assessed on any transfer of interest in the Interests Documents prior to, but not subsequent to the Effective Date; and

(b)	the refund of any taxes and/or penalties paid by Seller in relation to Seller’s responsibility pursuant to clause 8.5(a) shall be the entitlement of the Seller.

8.6	The rights and obligations in this clause 8 shall not come into effect unless and until Completion takes place.

9.	ANNOUNCEMENTS

Neither Party shall issue or make any announcement with regard to this Agreement (and each shall procure that its Affiliates do not issue or make any such announcement) unless prior thereto it furnishes the other with a copy of such announcement and obtains the prior written consent of the other as to such announcement (such consent not to be unreasonably withheld or delayed), provided that such restriction shall not apply to any announcement otherwise required by:

(a)	any Applicable Law; or

(b)	the requirements of any recognised securities commission or stock exchange in compliance with its rules and regulations; or

(c)	any lawful order or other process in connection with any judicial or administrative proceedings;

in any of which events a copy of the same shall be furnished to the other as soon as practicable prior to publication; provided that any such disclosure shall, unless the Parties agree otherwise, be limited to the minimum disclosure required under the relevant obligation.

10.	ASSIGNMENT

Neither Party shall have the right to assign its rights and/or obligations under this Agreement without the prior written consent of the other Party. Notwithstanding the foregoing, the Purchaser shall have the right to assign its rights to Affiliates under this Agreement or to a legal entity created by Purchaser (and its co-investors, if any) for the express purpose of acquiring the Company provided Purchaser and Guarantor remain liable under this Agreement.

11.	COSTS

11.1	Each Party shall pay its own costs and expenses in relation to the negotiations leading up to, and to the preparation, execution and carrying into effect of this Agreement and the documents executed pursuant hereto.

11.2	Any Transfer Taxes arising in connection with the entry into or performance of this Agreement shall be for the account of the Purchaser and the Purchaser shall indemnify the Seller for any loss, cost or expenses suffered as a result of a delay or a failure to discharge such Transfer Taxes in a due and timely manner. Notwithstanding anything in clause 2.4, the Purchaser shall be responsible for arranging the payment of any Transfer Taxes, including any discussions with any Governmental Entity and fulfilling any administrative or reporting obligation imposed by a Governmental Entity in connection with such payment. Any fees and costs of a Notary, as customary for transactions of this nature will be paid by the Purchaser.

12.	PAYMENTS

12.1	Where any payment under this Agreement is to be made to a Party it will be made in U.S. Dollars in immediately available funds to such account as the receiving Party has notified to the paying Party at least five Business Days prior to the date of payment.

12.2	Subject to clause 12.3, all payments to a Party under this Agreement shall be made in full without any set-off, counterclaim, restriction or condition and without any deduction or withholding for or on account of Taxation save only for any withholding or deduction required by Applicable Laws.

12.3	If any withholding or deductions are required by Applicable Law from any payments made under this Agreement, the paying Party shall be liable under this clause to pay to the receiving Party (the “Payee”) such further sums as will ensure that the aggregate of the sums paid under this clause and the relevant payment provision shall, after deducting therefrom all deductions or withholdings from such payment, leave the Payee with the same amount as it would have been entitled to receive in the absence of any such withholding or deduction.

12.4	Any payment shall not be deemed received until the relevant Payee has seen receipt of funds in its bank account.

12.5	Clause 12.3 shall not apply to the extent that any deduction or withholding would not have arisen but for an assignment by the Payee of any of its rights under this Agreement but only to the extent that the deductions or withholdings are greater than the deductions or withholdings which would have arisen had no such assignment taken place.

12.6	Where any date is specified in this Agreement as being the due date for payment and payment is not made on that date, simple interest shall be paid on the amount on a daily basis (after as well as before judgement) from the due date to the end of the day preceding the actual date of payment at the Agreed Interest Rate.

13.	CONFIDENTIALITY

13.1	The provisions of this Agreement shall be held confidential by the Parties and shall not be divulged in any way to any third party by one Party without the prior written approval of the other Party; provided that a Party may, without such approval, disclose such terms to:

(a)	any of its Affiliates provided the disclosing Party procures that its Affiliate maintains such provision confidential; or

(b)	any investors, professional consultants or advisers, provided the disclosing Party obtains a similar undertaking of confidentiality (but excluding this proviso) from such parties; or

(c)	any bank or financial institution from whom such Party or its Affiliate is seeking or obtaining or has obtained finance or financial advice, provided the disclosing Party obtains a similar undertaking of confidentiality from such bank or institution; or

(d)	to the extent required by any Applicable Laws, the PSC, or the requirements of any recognised securities commission or stock exchange in compliance with its rules and regulations; or

(e)	any Government Entity lawfully requesting such terms; or

(f)	in respect of the Purchaser, the Guarantor; or

(g)	any court of competent jurisdiction acting in pursuance of its powers.

13.2	Seller and Purchaser acknowledges and agrees that due to the unique nature of the information referred to in this clause, there may be no adequate remedy under Applicable Laws for any breach of the obligations set out in this clause, and that any breach of these obligations will result in irreparable harm to one or more members of Seller Group or Purchaser Group, as applicable. Accordingly, each of Purchaser and Seller agrees that upon any breach (or threat of a breach) the other Party is entitled to immediate equitable relief, including a restraining order and preliminary injunction, and the Party in breach will indemnify the members of Seller Group or Purchaser Group, as applicable, for any Losses in connection with any breach or enforcement of such Party’s obligations provided in this clause. The Party in breach shall notify the other Party immediately upon a breach of this clause.

14.	MISCELLANEOUS

14.1	Except insofar as the same is performed on Completion, this Agreement shall remain in full force and effect notwithstanding Completion and will not merge upon Completion.

14.2	No waiver by any Party of any breach of a provision of this Agreement shall be binding unless made expressly in writing. Any such waiver shall relate only to the breach to which it expressly relates and shall not apply to any subsequent or other breach.

14.3	The Parties agree to execute and deliver to each other all additional documents and to do all further acts and things as may reasonably be required by the other Party to give effect to this Agreement and the matters contemplated under it.

14.4	This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

14.5	This Agreement represents the entire agreement between the Parties relating to the subject matter hereof and supersedes all warranties and representations previously made and all prior negotiations, proposals, statements of intent, understandings and agreements.

14.6	No future variation or amendment to this Agreement shall be effective unless made in writing and signed by each of the signatories.

14.7	Other than as set out in clauses 7.3 and 7.4, nothing in this Agreement is intended to confer on any person who is not a signatory to this Agreement any right pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, and all other provisions of this Agreement necessary to give due effect to their rights under those clauses, but this Agreement may be amended or varied by the Parties hereto in any way, or terminated, in accordance with its terms without such persons’ consent.

14.8	This Agreement may be executed in any number of counterparts and by each of the signatories on different counterparts but shall not be effective until each signatory has executed at least one (but not necessarily the same) counterpart. Each counterpart shall constitute an original of this Agreement but all counterparts together shall constitute one and the same agreement.

14.9	Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

15.	NOTICES

15.1	Any notices given pursuant to this Agreement shall be in writing and may be given by hand at, or sent by pre-paid first class post or email to, the appropriate address stated in clause 15.3 (or such other address as may be given for the purposes of this Agreement by notice to the other Party). Any notices given by email shall be confirmed by sending the original notice by post.

15.2	Any such notice given as aforesaid shall be deemed to have been given at the time of delivery if delivered by hand or the first Business Day following the day of sending it if sent by email or the second Business Day following the day of sending if sent by pre-paid first class post.

15.3	The respective addresses for service are:

The Seller:

HNR Energia B.V.

1177 Enclave Parkway, Suite 300

Houston, Texas, USA 77077

email: khead@harvestnr.com

Attention: Keith L. Head, General Counsel

With a copy to Intertrust:

Intertrust (Netherlands) B.V.

Prins Bernhardplein 200

1097 JB Amsterdam

the Netherlands

email: Diana.Kerekes@intertrustgroup.com

Attention: Diana Kerekes

And with a copy to:

Mayer Brown LLP

700 Louisiana, Suite 3400

Houston, TX USA

email: tmoore@mayerbrown.com

Attention: Thomas J. Moore

The Parent:

Harvest Natural Resources, Inc.

1177 Enclave Parkway, Suite 300

Houston, Texas, USA 77077

email: khead@harvestnr.com

Attention: Keith L. Head, General Counsel

With a copy to Intertrust:

Intertrust (Netherlands) B.V.

Prins Bernhardplein 200

1097 JB Amsterdam

the Netherlands

email: Diana.Kerekes@intertrustgroup.com

Attention: Diana Kerekes

And with a copy to:

Mayer Brown LLP

700 Louisiana, Suite 3400

Houston, TX USA

email: tmoore@mayerbrown.com

Attention: Thomas J. Moore

The Purchaser:

BW Energy Gabon Pte. Ltd

2925 Briar Park, Suite 1295

Houston, Texas 77042

email: thomas.kolanski@bwoffshore.com

Attention: Thomas Kolanski

With a copy to:

BW Offshore Singapore Pte Ltd

30 Pasir Panjang Road

Mapletree Business City, #14-31/32

Singapore 117440

email: magda.vakil@bwoffshore.com

Attention: Magda Vakil

16.	GOVERNING LAW AND DISPUTE RESOLUTION

16.1	This Agreement shall be governed by and construed in accordance with the laws of England, except for any conflicts of laws principles which require the application of the laws of another jurisdiction.

16.2	It is agreed, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy, or claim (of any and every kind or type, whether based on contract, tort, statute, regulation or otherwise) (“Dispute”), arising out of, connected with or related in any way to this Agreement including any question regarding its existence, validity or termination, shall be resolved as follows:

(a)	If a Dispute arises, a Party may initiate the resolution process by giving notice setting out, in writing and in reasonable detail, the issues in Dispute and the value of any Claim to the other Party (a “Notice of Claim”). A meeting between the relevant Parties, attended by individuals with decision-making authority, must take place within thirty (30) days from the date the Notice of Claim was sent in an attempt to resolve the Dispute through direct negotiations.

(b)

If the Dispute is not resolved by direct negotiations within sixty (60) days from the date the Notice of Claim was sent, the Dispute shall be referred to and resolved by final and binding arbitration by the Singapore International Arbitration Centre (the “SIAC”) pursuant to the SIAC arbitration rules. The arbitration shall be heard and determined by three (3) arbitrators. The claimant in the request for arbitration and the respondent in the response shall each designate one person to act as arbitrator. The two arbitrators so selected shall, within thirty (30) days after their appointment, select a third arbitrator who shall serve as the chairperson of the Arbitral Tribunal. The arbitrators selected shall be qualified by education, training, and experience to hear and determine matters in the nature of the Dispute. If a Party fails to appoint an arbitrator as provided herein, or if the arbitrators selected by the Parties are unable or fail to agree upon a third arbitrator, then that arbitrator shall be selected and appointed in accordance with the SIAC Rules. None of the arbitrators shall have been an employee of or consultant to any Party or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy or claim. The arbitrators may not award punitive damages or damages for Consequential Loss except those awarded to Persons other than indemnified Persons under this Agreement for which responsibility is being allocated between the Parties. The Tribunal shall award to the Party prevailing in the arbitration its costs, expert witness fees and expenses and reasonable attorneys’ fees and expenses along with compound interest thereon calculated at a reasonable commercial rate. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The seat of arbitration shall be Singapore, and all proceedings shall be conducted in the English language.

The Parties agree that if any question of law arises in the course of the arbitral proceedings or arises out of an award, no application may be made or appeal brought to the High Court of England on such a question of law, and the Parties expressly waive their rights to make such an application or bring such an appeal under Sections 45 or 69 of the English Arbitration Act 1996 (or any amendment thereto).

IN WITNESS WHEREOF this Agreement has been signed by the duly authorised representatives of the undersigned on the day and year first above written.

For and on behalf of:

HNR ENERGIA B.V.

/s/ Keith L. Head
Name:	Keith L. Head
Title:	Attorney-in-Fact

HARVEST NATURAL RESOURCES, INC.

/s/ Keith L. Head
Name:	Keith L. Head
Title:	Vice President and General Counsel

For and on behalf of:

BW ENERGY GABON PTE. LTD

/s/ Thomas Kolanski
Name:	Thomas Kolanski
Title:	Authorized Signatory

[Signature Page to Sale and Purchase Agreement]

SCHEDULE 1

THE COMPANY

Name:	Harvest Dussafu, B.V.

Registered Number	34285161

Place of incorporation:	The Netherlands

Date of incorporation:	16 October 2007

Authorised share capital:	EUR 90.000,00

Issued share capital:	EUR 18.000,00

Registered Office:	Prins Bernhardplein 200, 1097JB Amsterdam

Directors:	PhastabeWEK B.V.
Harvest (US) Holdings, Inc.

Accounting reference date:	31 December 2015 (financial year equals calendar year)

Auditors:	BDO USA, LLP

U.S. Taxpayer Identification Number:	98-0554335

The Gabonese Branch:	c/o IPC Immeuble Dumez, 6ème étage B.P. 2326 705 Boulevard du Bord de Mer Libreville, Gabon

Registered number:	Tax: N.I.F.788501 K Business: 2008E00138

Date of registration:	Initial: July 28, 2008 Most Recent Renewal: May 26, 2016

Place of registration:	Libreville, Gabon

Schedule 1

Address of registered office:	c/o IPC Immeuble Dumez, 6ème étage B.P. 2326 705 Boulevard du Bord de Mer Libreville, Gabon

Representatives	Charles Tchen

Accounting reference date:	31 December

Schedule 1-2

SCHEDULE 2

SELLER’S AND PARENT’S WARRANTIES

PART 1. SELLER’S WARRANTIES

1.	CORPORATE MATTERS

(a)	The Shares have been validly issued, are fully paid up and constitute the whole of the issued and outstanding share capital of the Company respectively.

(b)	The Seller is the only legal and beneficial owner of all the issued and outstanding share capital in the Company. There is no Encumbrance on, over or affecting any of the Shares and there is no agreement or arrangement to give or create any such Encumbrance. No person other than the Seller has any right to call for the allotment or issue of any share capital of the Company or any securities or rights convertible into any such share capital.

(c)	The Company has not created or granted or agreed to create any Encumbrance in respect of any of its uncalled share capital, and as at Completion, no Encumbrance will exist (other than by operation of law) over the Shares or the Interests or any other assets of the Company.

(d)	Upon satisfaction of the Conditions, the Seller is entitled to sell and transfer the full legal and beneficial ownership of the Shares to the Purchaser on the terms of this Agreement without the consent of any third party.

(e)	Except as required by this Agreement, there are no agreements or arrangements in force which provide for the present or future allotment, issue, transfer, redemption or repayment of, or grant to any person of the right (whether conditional or otherwise) to require the allotment, issue, transfer, redemption or prepayment of, any share or loan capital of the Company (including any third party’s option or right of pre-emption or conversion).

(f)	The Company does not hold or has not at any time held a shareholding in any other company.

(g)	The Company is a Dutch besloten vennootschap met beperkte aansprakelijkheid private limited company incorporated under Dutch law and has been in continuous existence since incorporation and the details of the Company set out in Schedule 1 are true and accurate in all respects.

(h)	All returns, notifications, resolutions and other documents required to be delivered by the Company to the registrar of companies have been properly prepared and delivered.

(i)	Seller is not insolvent, bankrupt, or otherwise unable to pay its debts as they come due, under any Applicable Laws. No order has been made or resolution passed for winding up Seller or for a provisional liquidator to be appointed in respect of Seller and no petition has been presented and no meeting has been convened for the purpose of winding up Seller.

Schedule 2-1

2.	THE PSC

(a)	The Company is a party to the PSC and the sole legal and beneficial owner of its Interests and all property rights and interests attributable thereto under the Interests Documents.

(b)	The Interests Documents are valid and in full force and effect and the Company is not in breach or default thereunder (or with the giving of notice or lapse of time or both, would be in breach or default). The Company’s interests in the Interests Documents are held free and clear of any Encumbrances, pledges or ownership rights of third Persons, except as otherwise set forth in the PSC.

(c)	The Company is not a party to any claim, litigation or arbitration or administrative or criminal proceedings in respect of which a writ or summons or other formal pleading has been served or judgement issued, nor as far as the Seller is aware has the Seller been made aware of any claim (whether or not formulated within a formal pleading as aforesaid) or dispute in relation to, and which is likely materially to prejudice or detrimentally affect in any material manner, the Interests, and the Seller is not aware that any such claim, litigation, arbitration, administrative or criminal proceedings claim or dispute are threatened or pending either by or against either the Company or anyone else.

(d)	The Interests Documents are the only material documents which govern or relate to the creation, existence and validity of the Interests.

(e)	No force majeure event or other event which would excuse or has excused performance of any of the obligations of either (i) Company; or (ii) to Seller’s knowledge, any other party to the Interests Documents, which has arisen or is likely to arise under any of the Interests Documents.

(f)	So far as the Seller is aware, operations in respect of the Interests have been conducted in all material respects in compliance with all Applicable Laws.

(g)	The Company is not a party to any farm-in or farm-out agreement relating to the Interests.

(h)	The Company is not a party to any other agreement under which it is or will be obliged to transfer any or all of the Interests.

(i)	So far as the Seller is aware, there has been no incident giving rise to material pollution, material contamination or material environmental damage in relation to Interests and there are no outstanding Environmental Liabilities.

(j)	All material consents, approvals and permits necessary for the carrying out of operations under the PSC have been obtained and are in full force and effect, and as far as the Seller is aware, the Company as the Operator is in full compliance therewith.

Schedule 2-2

(k)	The Company, as the Operator, has not cancelled, waived, released or discontinued any rights or claims under the Interests Documents since the Effective Date.

(l)	All cash calls due and payable by the Company as of the Effective Date in relation to the Interests have been paid in full.

(m)	Except as provided in the Interests Documents, neither entry into this Agreement nor the completion thereof will result in any third party being entitled to exercise any right of pre-emption or similar right in respect of the PSC or any other material agreement governing or relating to the Interests.

(n)	The change of control of the Company pursuant to this Agreement does not give rise to any rights of a third party in respect of the Interests or the Interests Documents.

(o)	Other than in respect of the Interests, the Company does not own or has not owned an interest in any petroleum licence, concession, production sharing contract or agreement or similar agreement allowing it to explore for or produce oil, gas or other hydrocarbons.

(p)	The copies of the Interests Documents made available to the Purchaser by the Seller are materially true and complete copies.

(q)	All Petroleum Operations conducted under the PSC were conducted in accordance with industry standards and good oil field practices including but not limited to the plugging and abandonment of wells drilled within the PSC prior to the Effective Date.

3.	CORPORATE POWER

(a)	The Seller is a Curaçao besloten vennootschap private limited liability company, has the full company power and lawful authority and has taken all necessary and all other action to enter into and complete this Agreement which Agreement constitutes a legally binding obligation on the Seller.

(b)	The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by Seller hereunder) by the Seller, the consummation of the transactions contemplated hereby and thereby and the compliance by Seller with the terms hereof and thereof will not:

(i)	violate any provision of the governing documents of Seller or the Company;

Schedule 2-3

(ii)	result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material agreement to which Seller or the Company is a party or by which it is bound;

(iii)	violate any judgment, order, ruling, or decree applicable to Seller or the Company or to the operations under the PSC;

(iv)	violate any Applicable Laws applicable to Seller or the Company or to the operations under the PSC; or

(v)	require any consent, approval, or waiver from any person other than those included as Mutual Conditions or Purchaser Conditions in Schedule 5.

(c)	There is no claim, action, or investigation with respect to the Seller that might delay or prevent consummation of the transactions contemplated hereby.

(d)	This Agreement when executed by the Parties to it will constitute a legal, valid and binding obligation on the Seller in accordance with its terms.

4.	BUSINESS OF THE COMPANY AND EMPLOYEES

(a)	The Company does not have and never have had any employees and no outstanding offer of employment has been made by the Company nor has any person accepted an offer of employment made by the Company but who has not yet commenced such employment.

(b)	There are no contracts for services (including without limitation consultancy agreements) between the Company and any person.

(c)	Except as disclosed hereunder, in the Disclosure Letter or under the Interests Documents, the Company does not have any contractual or other commitments or any rights, interests, title or other ownership in any assets, property, business or venture of whatsoever nature, other than in connection with the Interests.

(d)	The Company is not a party to any litigation, claim, governmental or official investigation concerning Company or any of its directors, arbitration, expert determination, administrative proceedings or to any dispute, as plaintiff or defendant (whether criminal or civil); there are no such proceedings pending or threatened either by or against the Company; and, to the Seller’s knowledge, there are no facts or circumstances which are likely to give rise to any such proceedings or arbitration or to any such dispute.

(e)	No person is entitled to receive from the Company a finder’s fee, brokerage or commission in connection with this Agreement or anything contained in it.

Schedule 2-4

(f)	Other than such powers of attorney as shall be revoked on or prior to the Completion, there are no outstanding powers of attorney of a material nature executed on behalf of Company.

5.	ENVIRONMENTAL

(a)	Neither Company nor the Seller has received any notice or other formal communication alleging it to be in violation of any Applicable Laws relating to the Environment in respect of the Interests.

(b)	As far as the Seller is aware, the Company is in compliance with all Applicable Laws relating to the Environment and has conducted in all material respects its business in accordance thereof.

6.	ACCOUNTS

(a)	Seller has provided Purchaser with true and complete copies of the Management Accounts. The Management Accounts have been approved by the board of the Seller and prepared in accordance with, and complies with the requirements of, Dutch GAAP and give a true and fair view of the assets, liabilities and the financial position of the Company as at the Management Accounts Date.

(b)	Since the Management Accounts Date, the Company has received no liabilities other than in the ordinary course of business of the Company in respect of the Interests.

(c)	Seller has provided Purchaser with true and complete copies of all financial statements of the Company for the twelve-month period ended December 31, 2015, and each report has been approved by the board of the Seller and prepared in accordance with, and complies with the requirements of, Dutch GAAP with a financial year end of December 31, including appropriate consideration of recognized subsequent events (as defined by the requirements of Dutch GAAP). All financial reports and accounts of the Company have been filed with the Dutch trade register (or other relevant Governmental Authority) within the relevant time periods and in accordance with the procedures required by section 2:394 of the Dutch Civil Code.

7.	FINANCE

(a)	As at the Effective Date, the Company has no outstanding capital commitments except as disclosed in the Management Accounts.

(b)	As at Completion, the Company will have no Intra-Group Payables and no Intra-Group Receivables.

(c)	As at Completion the Company will not have outstanding loans to any director or to any third party, overdraft on any bank account, creditors or debtors save as arising under the Interests Documents in the ordinary course of business of the Company.

Schedule 2-5

8.	TRADING

(a)	Since the Effective Date:

(i)	the business of the Company has been carried on in the ordinary and normal course so as to maintain the same as a going concern;

(ii)	the Company has not entered into any contracts outside the ordinary and normal course of business save in respect of the Interests;

(iii)	the Company has not assumed or incurred any material liability (including any contingent liability) which is not provided for in the Management Accounts and the financial statements of the Company other than in the ordinary and normal course of business;

(iv)	the Company is not, nor has it agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association;

(v)	other than in respect of the Intra-Group Receivables and the Intra-Group Payables, there is not now outstanding and there has not been at any time during the period between the Effective Date and Completion Date any contract or arrangement between the Company on the one hand and the Seller and/or any member of the Seller’s Group on the other hand;

(vi)	no order has been made or petition presented or meeting convened for the purpose of considering a resolution for the winding up of the Company nor has any such resolution been passed. No petition has been presented for an administration order to be made in relation to the Company and no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of the property, assets or undertaking of the Company;

(vii)	no composition in satisfaction of the debts of the Company or scheme of arrangement of its affairs or compromise or arrangement between it and its creditors and/or members or any class of its creditors and /or members has been proposed, sanctioned or approved; and

(viii)	no distress, execution or other process has been levied or applied for in respect of the whole or any part of any of the property, assets or undertakings of the Company.

9.	TAXATION

(a)	The Company has at all times been resident only in The Netherlands and Gabon for Taxation purposes. The Company has not been involved in any business

Schedule 2-6

activity that has resulted or may result in a Taxation presence or permanent establishment in any other jurisdiction. The Company has not been directly subject to Taxation in any jurisdiction other than Gabon and The Netherlands.

(b)	The Company is not involved in (1) any dispute in relation to Taxation with any Governmental Authority and (2) any transaction which has given rise to or may give rise to a liability to Taxation of the Company other than Taxation in respect of normal trading income or receipts of the Company arising from the Interests and in the ordinary course of business; and so far as the Seller is aware there is no planned investigation or audit by any Governmental Authority.

(c)	All Taxation returns required to be filed by the Company with any Governmental Entity of The Netherlands or Gabon have been properly prepared and filed. All Taxation that were due and payable by the Company have been paid.

(d)	All records which the Company is required to keep for Taxation have been duly kept.

(e)	The Company has not paid or become liable to pay any interest, penalty, surcharge or fine relating to Taxation.

(f)	The Company has not been subject to or is not currently subject to any Taxation audit or investigation by any Governmental Authority.

(g)	The Company has made all withholdings or deductions in respect, or on account, of any Taxation from any payments or remittances made by it which it is obliged to make or which the Company has been notified by the relevant Governmental Authority as being obliged to make and has accounted in full to the appropriate Governmental Authority for all amounts so deducted.

(h)	The Company has complied with the transfer pricing provisions in the relevant jurisdictions with respect to inter-company or related party transactions, including leases, services and sales, and has entered into and conducted all inter-company or related party transactions on arms-length terms.

10.	INSURANCE

(a)	Details of the Company’s Insurance included in Schedule 4, which shall be in place throughout the Interim Period are true and accurate and any and all premiums due thereon have been paid in full. Seller makes no representation or warranty with respect to any Company Insurance for any period after Completion.

(b)	No claims are outstanding with regard to any insurance to which the Companies are beneficiaries.

(c)	So far as the Seller is aware, since the Effective Date there have been no occurrences which have resulted in the Company, or the Seller on behalf of the Company, making a claim under any policy of insurance to which the Company is a beneficiary.

Schedule 2-7

11.	ANTI-CORRUPTION

(a)	Neither Seller nor any of its Affiliates have made, or given authorization to make, with respect to the Shares, the Company, the Interest Documents or the Transaction, any offer, payment, gift, promise or anything of value, whether directly or indirectly, to or for the use or benefit of any public or government official (including, but not limited to, any individual holding a legislative, administrative, judicial or appointed office, including any individual employed by or acting on behalf of a public agency, a state owned or controlled entity, a public enterprise or a public international organization) or any political party or political party official or candidate for office or to any other person, where such payment, gift, promise or advantage would violate:

(i)	the Applicable Laws of the Republic of Gabon;

(ii)	the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999;

(iii)	the United States Foreign Corrupt Practices Act 1977;

(iv)	the United Kingdom Bribery Act 2010; or

(v)	any other Applicable Laws.

(b)	Seller further warrants that neither it nor its Affiliates have made any such offer, payment, gift, promise or authorization to or for the use or benefit of any other person if it knew, had a firm belief, or was aware that there was a high probability that the other person would use such offer, payment, gift, promise or authorization in violation of this clause.

PART 2. PARENT’S WARRANTIES

1.	CORPORATE POWER

(a)	The Parent is a corporation duly organized under the laws of the State of Delaware, has the full corporate power and lawful authority and has taken all necessary and all other action to enter into and complete this Agreement which Agreement constitutes a legally binding obligation on the Parent.

(b)

The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by the Parent hereunder) by the Parent, the consummation of the transactions contemplated hereby and thereby and the compliance by the Parent with the terms hereof and thereof will not (i) violate any provision of the governing documents of the Parent, (ii) result in a material

Schedule 2-8

default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material agreement to which the Parent is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to the Parent, or (iv) violate any Applicable Laws applicable to the Parent.

(c)	There is no claim, action, or investigation with respect to the Parent that might delay or prevent consummation of the transactions contemplated hereby.

(d)	This Agreement when executed by the parties to it will constitute a legal, valid and binding obligation on the Parent in accordance with its terms.

Schedule 2-9

SCHEDULE 3

PURCHASER’S WARRANTIES

1.    The Purchaser is duly incorporated with limited liability and validly existing under the laws of Singapore.

2.    The Purchaser has full corporate power and lawful authority to execute this Agreement and to perform its obligations under this Agreement. This Agreement has been executed and delivered by the Purchaser, and constitutes a legal, valid and binding obligation of the Purchaser.

3.    The execution, delivery, and performance of this Agreement (and all documents required to be executed and delivered by the Purchaser hereunder) by the Purchaser, the consummation of the transactions contemplated hereby and thereby and the compliance by the Purchaser with the terms hereof and thereof will not (i) violate any provision of the certificate of incorporation, memorandum and articles of association, bylaws or other governing documents of the Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation, or acceleration under any material agreement to which the Purchaser is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to the Purchaser, (iv) violate any Applicable Laws applicable to the Purchaser, or (v) require any consent, approval, or waiver from any Person other than the Parties or those included as Mutual Conditions or Seller Conditions in Schedule 5.

4.    As of the Execution Date, there is no claim, action, or investigation with respect to the Purchaser that might delay or prevent consummation of the transactions contemplated hereby.

5.    The Purchaser has evaluated the Interests, the Block Facilities and the PSC to its satisfaction and has made an informed decision, as a prudent and knowledgeable purchaser, to acquire the Company upon the terms of this Agreement.

6.    No litigation, arbitration, administrative proceeding, dispute or judgment against the Purchaser or to which the Purchaser is a party which might by itself or together with any such other proceedings have a material adverse effect on its business, assets or condition and which would materially and adversely affect its ability to observe or perform its obligations under this Agreement and the transactions contemplated hereby, is subsisting or threatened or pending against the Purchaser or any of its assets.

7.    The Purchaser Group, has, or has available to it in the market, the capability, personnel, and resources to fulfil Purchaser’s obligations under this Agreement

8.    The Purchaser or the Guarantor shall have at Completion sufficient cash, available lines of credit or other sources of immediately available funds (in U.S. Dollars) to enable it to pay any due and unpaid portions of the Consideration to the Seller.

9.    The Purchaser has familiarized itself with the Applicable Laws of Gabon, the current practices and activities of the Government of Gabon and other Governmental Entities of Gabon that are relevant to the PSC.

Schedule 3-1

10.    Neither the Purchaser nor any of its Affiliates have made, or given authorization to make, with respect to the Shares, the Company, the Interest Documents or the Transaction, any offer, payment, gift, promise or anything of value, whether directly or indirectly, to or for the use or benefit of any public or government official (including, but not limited to, any individual holding a legislative, administrative, judicial or appointed office, including any individual employed by or acting on behalf of a public agency, a state owned or controlled entity, a public enterprise or a public international organization) or any political party or political party official or candidate for office or to any other person, where such payment, gift, promise or advantage would violate:

(i)	the applicable Laws of the Republic of Gabon;

(ii)	the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999;

(iii)	the United States Foreign Corrupt Practices Act 1977;

(iv)	the United Kingdom Bribery Act 2010; or

(v)	any other Applicable Laws.

11.    The Purchaser has incurred no liability, contingent or otherwise, for broker’s or finder’s fees or commissions relating to this Agreement for which Seller or the Company shall have responsibility.

Schedule 3-2

SCHEDULE 4

COMPANY INSURANCE

[Omitted.]

Schedule 4

SCHEDULE 5

CONDITIONS TO COMPLETION

1. Mutual Conditions. The following are conditions to the occurrence of the Completion, each of which may be waived in whole or in part, by written agreement between the Seller and the Purchaser:

(a)	No statute, rule, regulation, temporary restraining order, preliminary or permanent injunction, by any Governmental Entity preventing the transactions contemplated by this Agreement shall be in effect;

(b)	There shall not be pending or threatened in writing by any Governmental Entity any suit, action or proceeding challenging or seeking to restrain or prohibit the transactions contemplated by this Agreement or to terminate any Interest Document;

(c)	All of the following:

(i)	The Gabonese Minister in charge of Economy shall have approved the transfer of the Shares from the Seller to the Purchaser in accordance with Article 3 of Presidential Decree number 0673/PR/MECIT of 16 May 2011 relating to the Application of the Investment Charter to Foreign Investments in Gabon; and

(ii)	The Gabonese Minister in charge of Oil shall have approved the transfer of the Shares from the Seller to the Purchaser;

(d)	Each of the Interest Documents shall be in full force and effect; and

(e)	The Parent shall be released from any and all liability or obligation under the Parent Undertaking.

2. Seller Conditions. The following are conditions to the occurrence of the Completion, which may be waived, in whole or in part, only by Seller:

(a)	the representations and warranties of the Purchaser made in this Agreement are true and correct in all material respects as of the Execution Date and as of the Completion Date as though made on and as of the Execution Date and the Completion Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);

(b)	The Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the Completion Date; and

(c)	The Parent Shareholder Approval shall have been obtained.

Schedule 5-1

3. Purchaser Conditions. The following are conditions to the occurrence of the Completion, which may be waived, in whole or in part, only by Purchaser:

(a)	the representations and warranties of the Seller made in this Agreement are true and correct in all material respects as of the Execution Date and as of the Completion Date as though made on and as of the Execution Date and the Completion Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date); and

(b)	Seller shall have performed or complied (i) in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the Completion Date; and (ii) in all respects with the obligations and covenants required by clause 4.2(b) to be performed or complied with by Seller by the Completion Date.

Schedule 5-2

SCHEDULE 6

DEED OF TRANSFER

TRANSFER OF SHARES

(Harvest Dussafu B.V.)

This [●] day of [●] two thousand and seventeen, there appeared before me, Pieter Gerard van Druten, civil law notary at Amsterdam, the Netherlands:

[●], for the purposes hereof acting as authorized representative - as evidenced by three (3) written powers of attorney which will be attached hereto (“Annexes”) - of:

1.    HNR Energia B.V., a limited liability company under the laws of Curaçao, having its official seat in Curaçao, and its registered office address at Kaya W.F.G. (Jombi) Mensing 14, 2nd Floor, Curaçao, registered with the trade register of Curaçao (Curaçao Commercial Register) under number 105348, and registered with the Dutch trade register (handelsregister van de kamer van koophandel) under number 34311729 (“Seller”);

2.    BW Energy Gabon Pte. Ltd, a company incorporated and organized under the laws of Singapore whose registered office address is 30 Pasir Panjang Road, Mapletree Business City, #14-31/32, Singapore 117440, Republic of Singapore (“Purchaser”); and

3.    Harvest Dussafu, B.V., a private limited liability company under Dutch law (besloten vennootschap met beperkte aansprakelijkheid), having its official seat (statutaire zetel) in Amsterdam, the Netherlands and its registered office address at Prins Bernhardplein 200, 1097JB Amsterdam, the Netherlands, registered with the trade register of the Dutch Chamber of Commerce under number 34284544 (“Company”).

The person appearing declared the following:

WHEREAS:

(a)	on the 21st day of December two thousand and sixteen, the Seller and the Purchaser entered into an agreement (“Sale and Purchase Agreement”) regarding the sale and transfer of eighteen thousand (18,000) shares in the capital of the Company, with a nominal value of one euro (EUR 1.00) each, numbered 1 up to and including 18,000, jointly representing the entire issued capital of the Company (“Shares”). A copy of the Sale and Purchase Agreement (without annexes) is attached to this deed (“Annex”); and

(b)	in complying with the transfer obligation arising pursuant to the Sale and Purchase Agreement, the Seller and the Purchaser shall hereby effect the transfer of the Shares by the Seller to the Purchaser on the terms set out below.

Schedule 6-1

THE SELLER AND THE PURCHASER HAVE AGREED AS FOLLOWS:

1.	Transfer

1.1	The Seller hereby transfers the Shares to the Purchaser, and the Purchaser hereby accepts the same from the Seller, all on the terms set out in the Sale and Purchase Agreement and in this deed.

1.2	The Seller and the Purchaser acknowledge and agree that the Sale and Purchase Agreement shall survive the execution and performance of this deed, and that except where this deed provides otherwise, this deed shall not vary, waive or modify in any respect any terms of the Sale and Purchase Agreement and that the execution of this deed shall be without prejudice to the rights or obligations of the Seller and the Purchaser under the Sale and Purchase Agreement.

2.	Purchase Price

2.1	The purchase price for the Shares and the manner of payment thereof is (further) specified in the Sale and Purchase Agreement and is sufficiently known to the Seller and the Purchaser.

2.2	The Purchaser has paid the purchase price to the Seller, in accordance with the Sale and Purchase Agreement. The Seller hereby grants discharge to the Purchaser for the obligation to pay the purchase price.

3.	Declarations of the Seller

3.1	The Seller declares to have acquired the Shares pursuant to a notarial deed of incorporation executed before P.G. van Druten, aforementioned, on the fifth day of October two thousand and seven.

3.2	The Seller declares that the share transfer restrictions (also referred to as the ‘blocking clause’) referred to in Article 9 of the Company’s Articles of Association have been complied with, as evidenced by a copy of the shareholders’ resolution attached to this deed (“Annex”).

3.3	The Seller declares that the Shares are registered, and no share certificates (aandeelbewijzen) have been issued for the Shares.

4.	Costs

All costs connected with the preparation of this deed shall be for the account of the Company.

5.	Rescission (ONTBINDING)

The Seller and the Purchaser waive the right to rescind the agreement laid down in this deed and the Sale and Purchase Agreement or to demand rescission thereof.

Schedule 6-2

Finally, the person appearing on behalf of the Company declared:

The Company hereby acknowledges the foregoing transfer of the Shares and shall register the same in its register.

Final statement

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

Schedule 6-3

Schedule 7

INTERESTS DOCUMENTS

PSC and the following amendments, authorizations and decrees:

1)	PSC dated 28 May 2003 between Sasol Petroleum West Africa Limited, Premier Oil Gabon B.V. and the Republic of Gabon relating to block Dussafu Marin No. G4-209 and its approval decree no. 1241/PR/MMEPRH of 3 December 2003;

2)	Amendment no. 1 to the above PSC dated 30 November 2007 between Sasol Petroleum West Africa Limited, Premier Oil Gabon B.V., Perenco S.A. and the Republic of Gabon and its approval Decree no. 01411/PR/MMEPRH of 28 December 2007; and

3)	Amendment no 2 dated 12 August 2012 between Harvest Dussafu B.V., Pan-Petroleum Gabon B.V. and the Republic of Gabon.

JOA and the following amendments:

1)	Amendment and Novation to the JOA dated 22 March 2004 between Sasol Petroleum West Africa Limited, Premier Oil Gabon B.V. and Perenco S.A.;

2)	Novation and Amendment to the JOA dated March 2008 between Sasol Petroleum West Africa Limited, Harvest Dussafu B.V., Premier Oil Gabon B.V. and Perenco S.A.; and

3)	Novation and Amendment to the JOA dated 11 September 2008 between Harvest Dussafu B.V., Pan-Petroleum Gabon B.V. and Perenco S.A.

EEA:

Order No. 0019/MPH/SG/DGH/DAEJF of 17 July 2014 granting the Exclusive Exploitation Authorisation Ruche No. G5-127.

Exclusive Exploration Authorisation and the following amendments:

1)	First exploration period:

a)	First 2 years exploration period from the Effective Date (28 May 2003) granted pursuant to article 3.1 of the PSC and the Decree no. 1241/PR of 3 December 2003;

b)	Extension letter No. 0999/MMEPRH/SG/DGH/DAEJF dated 12 April 2005, for one (1) year until 27 May 2006;

c)	Extension letter No. 0780/MMEPRH/SG/DGH/DAEJF dated 24 April 2006, for one (1) year until 26 May 2007;

2)	Second exploration period

a)	3 years exploration period granted by Ministerial Order no. 0869/MMEPRH of 10 September 2007 to enter into force retroactively from 28 May 2007;

b)	Extension letter No. 0504/MMPH/SG/DGH/DAEJF dated 27 April 2010,for one (1) year until 27 May 2011;

Schedule 7

SCHEDULE 8

PRELIMINARY ADJUSTMENT

The Preliminary Adjustment shall be equal to:

(i)	US$173,095; plus

(ii)	the Seller’s estimate of the aggregate amount of any new equity capital injected or to be injected into the Company by the Seller to fund Interim Period Petroleum Costs pursuant to clause 4.9 as of Completion; less

(iii)	the Seller’s estimate of any dividends or distributions by the Company between the Effective Date and Completion; less

(iv)	the Seller’s estimate of the aggregate amount of any Non-Budgeted Expenditures funded or to be funded, in each case between the Effective Date and Completion, out of the Company’s resources as at the Effective Date.

Schedule 8

SCHEDULE 9

FINAL ADJUSTMENT

The Final Adjustment shall be equal to:

(i)	US$173,095; plus

(ii)	the aggregate amount of any new equity capital injected into the Company by the Seller to fund Interim Period Petroleum Costs pursuant to clause 4.9 as of Completion; less

(iii)	any dividends or distributions by the Company between the Effective Date and Completion; less

(iv)	the aggregate amount of any Non-Budgeted Expenditures funded, between the Effective Date and Completion, out of the Company’s resources as at the Effective Date.

Schedule 9

SCHEDULE 10

LIMITATION ON THE SELLER’S LIABILITY, WARRANTY CLAIMS PROCEDURES

AND RETENTION ESCROW

1.	INTERPRETATION

1.1	In this schedule, the following words and expressions shall have the following meanings:

“Warranty Claim” means any claim made by the Purchaser against the Seller or the Parent under this Agreement after Completion with respect to breach of Seller’s Warranties or Parent’s Warranties that is identified as being filed pursuant to and which meets the requirements of paragraph 4.1 of this Schedule;

“Warranty Claim Period” means the period commencing on Completion and ending on 5:00 p.m. Houston, Texas time the day the Seller’s Warranties terminate in accordance with clause 6.7.

“Warranty Holdback Amount” means the amount of any Warranty Claim that has not been settled or the amount thereof otherwise determined by the end of the Warranty Claim Period as reasonably estimated by the Purchaser.

“Warranty Settlement Amount” means the amount for which any Warranty Claim has been settled or finally determined.

2.	TIME PERIOD FOR BRINGING CLAIMS

2.1	Neither the Seller nor the Parent shall have any liability for a breach of any Seller Warranty or Parent Warranty unless the Seller or the Parent receives a Warranty Claim Notification covering such breach during the Warranty Claim Period.

3.	LIMITATION ON LIABILITY

3.1	Neither the Seller nor the Parent shall have any liability in respect of any Warranty Claim unless the amount of the liability of the Seller or the Parent for any such Warranty Claim exceeds fifty thousand U.S. dollars (US$50,000), and unless the aggregate amount of the liability of the Seller and the Parent for all such Warranty Claims exceeds three hundred twenty thousand U.S. dollars (US$320,000), in which event, the Seller or the Parent, as the case may be shall be liable, subject to paragraph 3.2, for the whole of such claim and not only the excess over such amount.

3.2	The aggregate liability of the Seller and the Parent (i) in respect to Warranty Claims other than Warranty Claims for the breach of any Fundamental Warranties shall not in any circumstance exceed the Retention Escrow Amount, (ii) in respect to Warranty Claims for the breach of any Fundamental Warranties shall not in any circumstance exceed the Base Purchase Price, and (iii) in respect to all Warranty Claims shall not in any circumstance exceed the Base Purchase Price.

Schedule 10-1

4.	WARRANTY CLAIMS; PAYMENTS FROM THE RETENTION ESCROW ACCOUNT

4.1	Any Warranty Claim by the Purchaser shall be notified to the Seller or the Parent in writing and identified as a Warranty Claim being made pursuant to this paragraph 4.1. Such notice shall set out a detailed description of the Warranty Claim including an explanation of the Seller Warranty or the Parent Warranty that has been breached, sufficient information to reasonably enable the Seller to assess the merits of the Warranty Claim and the Purchaser’s calculation of the amount of such Warranty Claim. No Warranty Claim shall be permitted unless such Warranty Claim is based upon facts and circumstances (that are described in the Warranty Claim) that would permit the Seller or the Parent to reasonably ascertain that (i) a breach of the referenced Seller Warranty or Parent Warranty has occurred, and (ii) the Purchaser have incurred or is reasonably likely to incur Losses as a result of such breach that are capable of being estimated based on the information that is contained in such Warranty Claim. If a Warranty Claim is made and it is subsequently determined in accordance with clause 16 of this Agreement that such Warranty Claim does not meet the requirements of this paragraph 4.1 because it is too general or otherwise does not contain the information required by this paragraph 4.1, such Warranty Claim shall be dismissed with prejudice regardless of whether facts or circumstances discovered after such Warranty Claim was made would allow the Warranty Claim to meet the requirements of this paragraph 4.1.

4.2	If the Purchaser believes that it may have a claim in respect of any Seller Warranty or Parent Warranty for which a Warranty Claim would be premature because the Purchaser does not have sufficient information to make a Warranty Claim that meets the requirements of paragraph 4.1 of this Schedule, the Purchaser shall be entitled to notify the Seller or the Parent of the potential claim and discuss the potential claim with the Seller or the Parent without making or being deemed to have made a Warranty Claim in respect thereof. Any information in respect of any such potential claim discovered during the Warranty Claim Period and before the Purchaser makes a Warranty Claim with respect to such potential claim may be included in such Warranty Claim, and to the extent so included, shall be taken into consideration in determining whether the Warranty Claim when filed meets the requirements of paragraph 4.1 of this Schedule.

4.3	When a Warranty Claim is settled or the amount thereof is otherwise determined, the Purchaser and the Seller shall jointly direct the Escrow Agent to distribute to the Purchaser from the Retention Escrow Account an amount equal to the lesser of the amount then on deposit in the Retention Escrow Account or Warranty Settlement Amount. If the amount distributed from the Retention Escrow Account is less than the Warranty Settlement Amount, the Seller or the Parent, as the case may be, shall pay the excess to the Purchaser.

4.4

If at the end of the Warranty Claim Period there are no outstanding Warranty Claims that have not been settled or the amount of which otherwise determined, the Purchaser shall direct the Escrow Agent to remit to the Seller all amounts on deposit in the Retention Escrow Account. If at the end of the Warranty Claim Period, there remains outstanding Warranty Claims that have not been settled or the amount thereof finally determined, the

Schedule 10-2

Purchaser shall direct the Escrow Agent to remit to the Seller the difference, if any, between (i) the amount on deposit in the Retention Escrow Account, and (ii) the sum of the Warranty Holdback Amounts for all such outstanding Warranty Claims. There after, whenever a Warranty Claim is settled for an amount which is less than the Warranty Holdback Amount therefor, the Purchaser shall direct the Escrow Agent to remit to the Seller from the Warranty Escrow Account, an amount equal to the difference, if any, between the amount on deposit in the Retention Escrow Account and the aggregate Warranty Holdback Amounts for all outstanding Warranty Claims that have not been settled or the amount thereof finally determined.

4.5	For the purposes of this paragraph 4, “settlement” shall mean an agreement in writing signed by the Seller and the Purchaser in respect of one or more relevant Warranty Claims, a “determination” shall mean a final arbitral award in accordance with this Agreement and “settled” and “determined” shall be construed accordingly.

4.6	Any payments made to the Purchaser pursuant to this schedule shall be treated as a reduction of the Base Purchase Price.

5.	THIRD PARTY CLAIMS

5.1	If Purchaser may seek recovery under this Schedule 10 in response to a claim by another Person not a party to this Agreement (a “Third Party Claim”), the Purchaser shall give a notice to the Seller or the Parent within ten (10) Business Days after the Purchaser has received notice or otherwise learns of the assertion of such Third Party Claim; provided, however, that no delay or deficiency on the part of the Purchaser in so notifying the Seller or the Parent shall relieve the Seller or the Parent of any liability under this Agreement except to the extent such delay or deficiency prejudices or otherwise adversely affects the rights of Seller with respect thereto.

5.2	In the event of a Third Party Claim, the Purchaser shall use its commercially reasonable efforts (at the cost and expense of the Seller or the Parent) to allow the Seller or the Parent to participate in the defense thereof and, if the Seller or the Parent so chooses, assume at any time control of the defense thereof with counsel reasonably satisfactory to the Purchaser by giving to the Purchaser written notice of its intention to assume control of the defense of such Third Party Claim; provided, however, that the Purchaser may participate in the defense of such Third Party Claim with its own counsel at its own expense.

5.3	Neither the Seller nor the Parent shall agree to any settlement of, or consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Purchaser; provided, however, that the consent of the Purchaser shall not be required if the Seller or the Parent agrees in writing to pay any amounts payable pursuant to such settlement or any judgment and such settlement or judgment includes a full, complete and unconditional release of the Purchaser from further liability. The Purchaser shall not agree to any settlement of, or the entry of any judgment (other than a judgment of dismissal on the merits without costs) arising from, any such Third Party Claim without the prior written consent of the Seller or the Parent.

Schedule 10-3

SCHEDULE 11

TAX CONDUCT

1.	Purchaser or its duly authorized agents must in respect of all accounting periods commencing on or before Completion do each of the following:

(A)	Deliver the corporate income Taxation returns of the Company to Seller in draft at least fifteen (15) Business Days prior to their intended submission to a Governmental Entity in order to allow Seller to comment prior to submission to the relevant Governmental Entity and deliver to Seller within five (5) Business Days of their submission copies of such corporate income Taxation returns submitted to such Governmental Entity.

(B)	Deliver a copy or a note of all material correspondence or other communication relating to the corporate income Taxation of the Company which it receives from or has with a Governmental Entity to Seller within five (5) Business Days of receipt of that correspondence or communication from the Governmental Entity.

(C)	Notify Seller of the content of all material discussions, correspondence or other communication (different from ordinary course of business submissions to any Governmental Entity required by Applicable Law) which it is intending to have with or submit to any Governmental Entity relating to the corporate income Taxation of the Company at least five (5) Business Days prior to the intended discussion or submission of the correspondence or other communication (in each case the “Intended Communication”) in order to allow Seller to comment on the content of the Intended Communication.

2.	Purchaser must procure that Seller and its duly authorized agents are afforded such access to the documents, books and records of the Companies and provide the assistance and information as they reasonably require to enable Seller to exercise its rights under Paragraph 1.

3.	Seller must provide all assistance and information as Purchaser may reasonably require to close any Taxation assessments pertaining to accounting periods commencing on or before Completion.

Schedule 11

ANNEX A

GUARANTEE

[Omitted.]

ANNEX B

ESCROW AGREEMENT

[Omitted.]